Exhibit 99.2

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

BAIN CAPITAL PRAIRIE, LLC

AND

LINCOLN NATIONAL CORPORATION

DATED AS OF APRIL 9, 2025

TABLE OF CONTENTS

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of April 9, 2025 (this "Agreement"), is made by and among Lincoln National Corporation, an Indiana corporation (the "Company"), and Bain Capital Prairie, LLC, a Delaware limited liability company ("Buyer").

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Company desires to sell and issue to Buyer, and Buyer desires to purchase and acquire from the Company, 18,759,497 shares of common stock, no par value, of the Company ("Common Stock"), subject to adjustment to the extent that the total number of outstanding shares of Common Stock as of the execution of this Agreement exceeds the total number of outstanding shares of Common Stock as of immediately prior to the Closing; and

WHEREAS, at and in connection with the consummation of the transactions contemplated by this Agreement, (a) the Investment Manager and the Company will enter into a commitment letter in connection with the IMAs and this Agreement, in the form attached hereto as Exhibit C, pursuant to which the Investment Manager and the Company will agree to certain terms and conditions associated with the IMAs as set forth in such commitment letter (the "IMA Commitment Letter"), and (b) the applicable Insurance Subsidiaries will, as contemplated by the IMA Commitment Letter, each enter into an investment management agreement with the Investment Manager pursuant to which the Investment Manager will perform certain investment management services for such Insurance Subsidiary, substantially in the form attached hereto as Exhibit A (each, an "IMA").

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.1   Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

"Action" means (a) any civil, criminal or administrative action, suit, claim, litigation, in each case before a Governmental Entity or (b) any arbitration proceeding or similar proceeding, in each case other than ordinary course complaint activity by or on behalf of policyholders unless and until any such policyholder complaint activity results in any civil, criminal or administrative action, suit, claim, litigation, arbitration proceeding or similar proceeding before a Governmental Entity.

"Activist Hedge Fund" means, as of any date of determination, any Person who has been identified as an activist investor on the most-recently available "SharkWatch 50" list or, in the event that the "SharkWatch 50" list is no longer published, on a substantially similar reputable published list of the most prominent activist investors regularly relied on or cited to by industry associations, public authorities or proxy advisors in the context of activism activities, or any controlled Affiliate of such Persons.

1

"Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly through the ownership of voting securities, by contract, or otherwise, and the terms "controlling" and "controlled" have the meanings correlative to the foregoing. For the avoidance of doubt, neither the Company nor any Company Subsidiary shall be deemed to be an "Affiliate" of Buyer, and vice versa. For purposes of this Agreement, neither Bain nor any investment fund or investment vehicle, managed account, separate managed account or other managed asset, that is affiliated with, or managed or advised by or under common management with, Bain or any portfolio company (as such term is commonly understood in the private equity industry, and to include any joint venture), or other investment of Bain or of any such investment fund or investment vehicle, managed account or other managed asset (collectively, "Bain Excluded Entities") shall be deemed to be an "Affiliate" of Buyer; provided that (x) the Bain Excluded Entities shall be deemed Affiliates of Buyer for purposes of the proviso set forth in Section 5.4(b), Section 8.1, Section 9.2, Section 10.10 and Section 10.11 and (y) the Bain Management Entities shall be deemed Affiliates of Buyer for purpose of the definition of "Permitted Transferee", the definition of "Buyer Party", Section 4.6, Section 4.7, Section 4.8, Section 4.9, Section 5.4, Section 5.5, Section 6.1(a), Section 6.1(b), Section 6.1(e), Section 6.3(a), Section 6.3(c) and Section 6.4.

"Agreement" has the meaning set forth in the Preamble.

"Applicable Law" means any law, statute, ordinance, written rule or regulation, order, injunction, judgment, decree, constitution or treaty enacted, promulgated, issued, enforced or entered by any Governmental Entity applicable to any Person or such Person's businesses, properties, assets or rights, as may be amended from time to time.

"Bain" means Bain Capital Holdings, LP, a Delaware limited partnership.

"Bain Management Entities" means Bain and its Affiliates other than (x) any investment fund or investment vehicle, managed account, separate managed account or other managed asset, the members, partners or stockholders of which are Persons other than Bain, its investment professionals or entities or other Persons wholly-owned, directly or indirectly, by Bain and its investment professionals and (y) any portfolio company.

"Beneficial Ownership" by a Person of any securities includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the SEC under the Exchange Act. For purposes of this Agreement, a Person shall be deemed to Beneficially Own any securities Beneficially Owned by its Affiliates or any Group of which such Person or its Affiliates is or becomes a member. The terms "Beneficially Own" and "Beneficial Owner" shall have correlative meanings.

"Board" means the Board of Directors of the Company.

"Business Day" means any day other than a Saturday, a Sunday or any other day on which banking institutions in New York, New York are required or authorized by Applicable Law to be closed.

"Buyer" has the meaning set forth in the Preamble.

"Buyer Designee" has the meaning set forth in Section 6.6(c).

"Buyer Disclosure Schedule" means the disclosure schedule (including any attachments thereto) delivered by Buyer to the Company in connection with, and constituting a part of, this Agreement.

"Buyer Material Adverse Effect" means any change, development or effect that is, individually or in the aggregate, materially adverse to the ability of (i) Buyer to consummate the transactions contemplated hereby or by any of the Transaction Agreements by the Outside Date or (ii) the Investment Manager to provide the services contemplated by the IMAs in accordance with the terms thereof.

"Buyer Party" means Buyer or any Affiliate of Buyer that is a party to any Transaction Agreement, including the Investment Manager.

"Capital Stock" means, with respect to any Person at any time, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of capital stock, partnership interests (whether general or limited), limited liability company interests or equivalent ownership interests in or issued by such Person.

"Change of Control Transaction" means (i) the acquisition by any Person or Group of Beneficial Ownership of more than fifty percent (50%) of (A) the then outstanding shares of Common Stock or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, which currently consists of the Common Stock and the Preferred Stock, (the "Voting Securities"), other than any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company, or any entity controlled by the Company, (ii) consummation of a reorganization, merger or consolidation of the Company, unless, following such reorganization, merger or consolidation, fifty percent (50%) or more of, respectively, the then outstanding shares of common stock and voting securities entitled to vote generally in the election of directors of the corporation resulting from such reorganization, merger or consolidation (or its ultimate parent entity) are owned by the persons who were the owners of the outstanding Common Stock and outstanding Voting Securities immediately prior to such reorganization, merger or consolidation; or (iii) approval by the stockholders of the Company of (A) a complete liquidation or dissolution of the Company or (B) the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation, with respect to which following such sale or other disposition, fifty percent (50%) or more of, respectively, the then outstanding shares of common stock of such corporation and the voting securities entitled to vote generally in the election of directors of such corporation, are owned by the persons who were the owners of the outstanding Common Stock and outstanding Voting Securities immediately prior to such reorganization, merger or consolidation.

"Chosen Court" has the meaning set forth in Section 10.7(a).

"Closing" has the meaning set forth in Section 2.2.

"Closing Date" has the meaning set forth in Section 2.2.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Stock" has the meaning set forth in the Recitals.

"Company" has the meaning set forth in the Preamble.

"Company Disclosure Schedule" means the disclosure schedule (including any attachments thereto) delivered by the Company to Buyer in connection with, and constituting a part of, this Agreement.

"Company Fundamental Representations" means those representations and warranties of the Company set forth in Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Capital Structure), Section 3.4 (Authority), and Section 3.12 (Brokers).

"Company Reports" means each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2023 by the Company pursuant to the Securities Act or the Exchange Act.

"Company Stock Plans" has the meaning set forth in Section 3.2.

"Company Subsidiaries" has the meaning set forth in Section 3.3.

"Confidentiality Agreement" means the confidentiality agreement, dated November 27, 2024, between the Company and Buyer, as amended on the date hereof.

"Contract" means any contract, agreement, indenture, note, bond, loan, instrument, license or other enforceable arrangement or agreement.

"control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means, or otherwise to control such Person within the meaning of such term as used in Rule 405 under the Securities Act.

"Conversion Election" has the meaning set forth in Section 6.6(c).

"Director Appointment Date" has the meaning set forth in Section 6.6(c).

"Enforceability Exceptions" has the meaning set forth in Section 3.4.

"Enforcement Costs" has the meaning set forth in Section 9.2.

"Equity Commitment Letter" has the meaning set forth in Section 4.7.

"Equity Provider" has the meaning set forth in Section 4.7.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Transferee" means (i) the Persons listed on Section 1.1(a) of the Company Disclosure Schedules or any of such Person's Affiliates; provided that such Section 1.1(a) of the Company Disclosure Schedule may be periodically updated by the Company on a reasonable and good faith basis from time to time using substantially the same criteria, in which case the updated Section 1.1(a) of the Company Disclosure Schedule shall be deemed to replace the version of Section 1.1(a) of the Company Disclosure Schedule then in effect with no consent or action required by the parties hereto (provided that the Company shall have provided a copy of each such updated Section 1.1(a) of the Company Disclosure Schedule to Buyer) or (ii) any Activist Hedge Fund.

"Financial Statements" has the meaning set forth in Section 3.7(b).

"Financing" has the meaning given to such term in the definition of "Transfer".

"Financing Letter Agreement" means the letter agreement by and between Sumitomo Mitsui Trust Bank, Buyer and the Company to be entered into as of the Closing in connection with the Financing.

"Fraud" means an act committed by a party to this Agreement with an intent to deceive a party to this Agreement, and requires (i) (x) a false representation made in Article III with respect to Fraud committed by the Company or (y) a false representation in Article IV with respect to Fraud committed by Buyer, (ii) made with Knowledge of such party that the representation was false, untrue or breached when made, (iii) with an intention to induce a party to this Agreement to whom such representation is made to act or refrain from acting in reliance upon it, (iv) causing that party, in justifiable reliance upon such false representation and with ignorance to the falsity of such representation, to take or refrain from taking action and (v) causing such party to suffer damage by reason of such reliance; provided that, for purposes of this Agreement, "Fraud" shall not include any claim for constructive or equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

"Fund" means any investment fund or other pooled investment vehicle for which the Investment Manager serves as the manager, advisor or general partner.

"GAAP" means generally accepted accounting principles in the United States.

"Governmental Entity" means any domestic or foreign court or governmental authority or agency or any self-regulatory body.

"Group" shall have the meaning assigned to it in Section 13(d)(3) of the Exchange Act; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, none of Bain, Buyer or any of their respective Affiliates shall be deemed to be a member of a Group with the Company or its Affiliates.

"HSR Act" has the meaning set forth in Section 3.5.

"IMA" has the meaning set forth in the Recitals.

"IMA Commitment Letter" has the meaning set forth in the Recitals.

"Insurance Regulator" means, with respect to any jurisdiction, the Governmental Entity charged with the supervision of insurance companies in such jurisdiction.

"Insurance Subsidiary" means each Company Subsidiary that is a licensed insurance company.

"Investment Manager" means Bain Capital Asset Management, LP, a Delaware limited partnership.

"Knowledge" means the actual knowledge of (a) with respect to the Company, those Persons listed in Section 1.1(b) of the Company Disclosure Schedule, and (b) with respect to Buyer, those Persons listed in Section 1.1(a) of the Buyer Disclosure Schedule.

"Liability" means any liability, damage, expense or obligation of any kind, character or description (including in respect of Taxes), whether direct or indirect, known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, asserted or unasserted, executory, determined or determinable or otherwise.

"Lien" means any pledge, lien, charge, encumbrances and security interest of any kind.

"Material Adverse Effect" means any change, state of facts, event, circumstance, development or effect that has a material adverse effect on the business, financial condition, balance sheet or results of operations of the Company and the Company Subsidiaries, taken as a whole, but excluding any such change, state of facts, event, circumstance, development or effect resulting from or arising out of (a) general political, economic or securities or financial market conditions (including changes in interest rates or changes in equity or debt prices and corresponding changes in the value of the Investment Assets of the Company and the Company Subsidiaries), (b) any occurrence or condition generally affecting participants in any jurisdiction or geographic area in any segment of the industries or markets in which the Company or the Company Subsidiaries participate, (c) any change or proposed change after the date hereof in GAAP, SAP or Applicable Law, or the interpretation or enforcement thereof (including changes in GAAP or SAP after the date hereof prescribed or permitted by the applicable insurance regulatory authority and accounting pronouncements of the SEC, the National Association of Insurance Commissioners and the Financial Accounting Standards Board), (d) natural or man-made catastrophe events, hostilities, acts of war or terrorism, or any escalation or worsening thereof, (e) any epidemic, pandemic or similar outbreak, (f) the negotiation, execution and delivery of, or compliance with the express terms of, or the taking of any action expressly required by, this Agreement or any other Transaction Agreements, the failure to take any action expressly prohibited by this Agreement, or the public announcement of, or consummation of, any of the transactions contemplated hereby or thereby (including the effect thereof on the relationships (contractual or otherwise) of the Company and the Company Subsidiaries and their respective Affiliates with policyholders, clients, customers, employees, suppliers, vendors, service providers or Governmental Entities), (g) the effects of any breach, violation or non-performance of any provision of this Agreement by Buyer or any of its Affiliates, (h) the identity of or facts related to Bain, Buyer or their respective Affiliates or the effect of any action taken by Bain, Buyer or their respective Affiliates, or taken by the Company or any of its Affiliates at the express written request of Buyer, (i) changes in the value of any investment assets of the Company or any Company Subsidiaries (provided, that this clause (i) shall not by itself exclude the underlying causes of any such change to the extent such underlying causes are not otherwise excluded by clauses (a) through (k) (other than this clause (i)) hereof), (j) any downgrade or threatened downgrade or change or development in the financial strength or other rating assigned to the Company or any Company Subsidiaries by any rating agency (provided, that this clause (j) shall not by itself exclude the underlying causes of any such downgrade, change or development to the extent such underlying causes are not otherwise excluded by clauses (a) through (k) (other than this clause (j)) hereof), or (k) any failure of the Company or any of the Company Subsidiaries to meet any financial projections or targets, including any estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company or any of the Company Subsidiaries to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that this clause (k) shall not by itself exclude the underlying causes giving rise or contributing to any such failure to the extent such underlying causes are not otherwise excluded by clauses (a) through (j) hereof), except, in the case of the foregoing clauses (a), (b), (c), (d) and (e), to the extent that such change, state of facts, event, circumstance, development or effect has a disproportionately adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the same industries (in which case the incremental disproportionately adverse effect may be taken into account determining whether there has been a Material Adverse Effect).

"NYSE" means the New York Stock Exchange.

"Observer" has the meaning set forth in Section 6.6.

"Organizational Documents" of a Person means the certificate of incorporation, bylaws or equivalent organizational documents of such Person.

"Outside Date" has the meaning set forth in Section 8.1(b).

"Permitted Co-Investment" has the meaning given to such term in the definition of "Transfer".

"Permits" has the meaning set forth in Section 3.10(b).

"Permitted Co-Investor" means those Persons listed on Exhibit D and their respective Affiliates or such other Person's as the Company may otherwise agree in writing (such agreement not to be unreasonably withheld, conditioned or delayed).

"Permitted Transferee" has the meaning set forth in Section 6.3(b).

"Person" means an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity.

"Pre-Dividend Portion" means (a) the number of shares of the same class of Voting Securities repurchased by the Company in such share repurchase program in such month prior to the ex-dividend date *divided by* (b) the number of shares of the same class of Voting Securities repurchased by the Company in such share repurchase program over the entire applicable month.

"Preferred Stock" has the meaning set forth in Section 3.2.

"Purchase Price" has the meaning set forth in Section 2.1.

"Purchased Shares" has the meaning set forth in Section 2.1.

"Reinsurance Contract" has the meaning set forth in Section 3.14(a).

"Representative" means any Person's directors, officers, employees, agents, advisors, attorneys, accountants, consultants and other representatives.

"SAP" means, for each Insurance Subsidiary, the statutory accounting practices prescribed or permitted in respect of such Person by the applicable Insurance Regulator for such Person's jurisdiction of domicile.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Series C Preferred Stock" has the meaning set forth in Section 3.2.

"Series D Preferred Stock" has the meaning set forth in Section 3.2.

"Share Repurchase Price" means (a) in the case of a self-tender, the highest price paid by the Company to other holders of the same class of Voting Securities of the Company in such self-tender or (b) in the case of any share repurchase program, the volume weighted average price paid by the Company to the other holders of the same class of Voting Securities repurchased by the Company in such share repurchase program over the applicable month; provided that in the case of clause (b) if the applicable month includes an ex-dividend date other than the first day of the month, then (x) the Company shall repurchase the Pre-Dividend Portion of the shares to be repurchased from Buyer and its Affiliates and Bain Excluded Entities at the volume weighted average price paid by the Company during the period commencing on the first date of such month and ending on the date immediately prior to the ex-dividend date and (y) the Company shall repurchase the remaining portion of the shares to be repurchased from Buyer and its Affiliates and Bain Excluded Entities at the volume weighted average price paid by the Company for the period commencing on the ex-dividend date and ending on the last date of such month.

"Standstill Expiration Date" means the first to occur of (x) if Buyer, together with its Affiliates and the Bain Management Entities, no longer Beneficially Owns at least one-third of the total number of Purchased Shares (with appropriate adjustment for stock splits, subdivisions, combinations and similar transactions), the later of (i) such time as Buyer, together with its Affiliates and the Bain Management Entities, no longer Beneficially Owns at least such number of Purchased Shares and (ii) the date that is six (6) months after such date that no Observer or

Buyer Designee (as applicable) is observing or serving on the Board, and (y) if, after the Closing, all IMAs have been terminated (other than on account of a For Cause Termination Event or a Performance Termination Event (each as defined in the IMA Commitment Letter) the later of (i) the date of such termination and (ii) the date that is six (6) months after such date that no Observer or Buyer Designee (as applicable) is observing or serving on the Board.

"Subsidiary" of any Person at the time in question means another Person more than 50% of the total combined voting power of all classes of Capital Stock or other voting interests of which, or more than 50% of the equity securities of which, is at such time owned directly or indirectly by such first Person.

"Tax Return" means any return, report, estimate, extension request, information statement, or claim for refund required to be filed with any Governmental Entity in connection with any Tax, including any schedule or attachment thereto, and any amendment thereof.

"Taxes" means any and all federal, state, local, or foreign income, franchise, profits, premium, property (real or personal), sales, use, excise, employment, unemployment, payroll, withholding, gross receipts, license, stamp, occupation, windfall profits, environmental, capital stock, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge, assessment or deficiencies of any kind in the nature of taxes under applicable law, including in each case any interest, penalties, or additions thereto.

"Total Voting Power" means the total number of votes entitled to be cast by the holders of the issued and outstanding Common Stock and Preferred Stock.

"Transaction Agreements" means this Agreement, the IMAs and the IMA Commitment Letter.

"Transaction Expenses" means, without duplication, all liabilities incurred by a party for fees, expenses, costs or charges as a result of the contemplation, negotiation, efforts to consummate or consummation of the transactions contemplated by this Agreement, including any fees and expenses of investment bankers, attorneys, accountants, actuaries or other advisors, and any fees payable by such party to Governmental Entities or other third parties, in each case, in connection with the consummation of the transactions contemplated by this Agreement.

"Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any Capital Stock or any interest in any Capital Stock, including, without limitation, (a) as part of any liquidation of the assets of an owner of such Capital Stock or (b) as a part of any reorganization of an owner of such Capital Stock pursuant to the United States, state, foreign or other bankruptcy law or other similar debtor relief laws, but excluding (i) any pledge of equity interests in Buyer or pledge of the Purchased Shares, in each case pursuant to any debt financing under which Buyer or a direct or indirect parent entity thereof is the borrower (any such debt financing, a "Financing"), and (ii) any direct or indirect transfer of limited partnership or membership interests in Buyer or a direct or indirect parent entity of Buyer to not more than three (3) Permitted Co-Investors prior to or following the Closing so long as (x) Bain or its investment professionals continue to control Buyer and, if applicable, such parent entity(ies) and (y) such Transfers are in respect of not greater than 49.9% in either the aggregate of the indirect economic interests or voting rights of the Purchased Shares (clause (ii) collectively, a "Permitted Co-Investment"). If an owner of such Capital Stock that is a corporation, partnership, limited liability company or other legal entity ceases to be controlled by the Person directly or indirectly controlling such owner (for the avoidance of doubt, not including any (x) direct or indirect transfer of interests in parent entities of Buyer to or among Bain Management Entities so long as Bain or its investment professionals continue to control such Bain Management Entities and such transfers are not inconsistent with the preceding clause (ii) or (y) change in the ownership of Bain), such event shall be deemed to constitute a "Transfer" subject to the restrictions on Transfer contained or referenced herein.

"Treasury Regulations" means all proposed, temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time.

"Voting Ownership Cap" has the meaning set forth in Section 6.1(a).

"Voting Securities" has the meaning set forth in the definition of Change of Control Transaction.

"Willful Breach" means, with respect to any breaches of or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with Knowledge that such party's act or failure to act would result in or constitute a material breach of this Agreement.

ARTICLE II
PURCHASE OF THE SHARES

SECTION 2.1   Purchase and Sale of Shares.   Upon the terms and subject to the conditions of this Agreement, the Company will sell and issue to Buyer, and Buyer will purchase and acquire from the Company, 18,759,497 shares of Common Stock (the "Purchased Shares") for a purchase price equal to $44.00 per share of Common Stock (the aggregate purchase price for the Purchased Shares, the "Purchase Price"), to be paid in cash by wire transfer of immediately available funds as contemplated by Section 2.3; provided that to the extent that the total number of outstanding shares of Common Stock as of the execution of this Agreement exceeds the total number of outstanding shares of Common Stock as of immediately prior to the Closing, the number of Purchased Shares shall be reduced to result in the Buyer purchasing and acquiring from the Company a number of shares of Common Stock representing 9.9% of the total number of outstanding shares of Common Stock as of immediately following the Closing.

SECTION 2.2   Closing.   The closing of the purchase and sale of the Purchased Shares (the "Closing") shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at 9:00 a.m., New York City time, on the third (3rd) Business Day following the satisfaction or waiver of all the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another date, time or place is agreed to in writing by the parties. The Closing shall for all purposes under this Agreement be deemed effective as of 12:01 a.m. on the day on which the Closing occurs, and such date and time are herein referred to as the "Closing Date."

SECTION 2.3   Closing Deliveries.

(a)   Company Closing Deliveries. At the Closing, the Company shall deliver or cause to be delivered to Buyer:

(i)   one or more certificates or book-entry notations representing the Purchased Shares;

(ii)   the certificate contemplated by Section 7.2(c);

(iii)   counterparts of each Transaction Agreement other than this Agreement to which the Company or a Company Subsidiary is a party, duly executed by such Person; and

(iv)   a duly executed IRS Form W-9 of the Company.

(b)   Buyer's Closing Deliveries. At the Closing, Buyer shall deliver to the Company:

(i)   in cash by wire transfer of immediately available funds to an account designated in writing by the Company no later than two (2) Business Days prior to the Closing, an amount equal to the Purchase Price;

(ii)   the certificate contemplated by Section 7.3(c);

(iii)   counterparts of each Transaction Agreement other than this Agreement to which a Buyer Party is a party, duly executed by such Buyer Party; and

(iv)   a duly executed IRS Form W-9 of Buyer.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) disclosed in any report, schedule, form, statement or other document filed with or furnished to the SEC by the Company since December 31, 2023 and publicly available prior to the date of this Agreement (other than disclosure contained in the "Risk Factors" or "Forward-Looking Statements" sections thereof and provided that no matter disclosed in any such report, schedule, form, statement or other document shall be deemed disclosed for purposes of determining whether the condition in Section 7.2(a) has been satisfied with respect to Company Fundamental Representations) or (b) set forth in the Company Disclosure Schedule (it being understood that any information set forth in one Section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement or the Company Disclosure Schedule to the extent the relevance to such Section or subsection is reasonably apparent on the face of such disclosure), the Company represents and warrants to Buyer as follows:

SECTION 3.1   Organization, Standing and Corporate Power.

(a)   The Company is a corporation duly incorporated, validly existing under the laws of the State of Indiana and has duly filed its most recent business entity report with the Secretary of State of the State of Indiana required to be filed by Applicable Law. The Company has the requisite corporate power and authority to own, lease or otherwise hold the assets, rights and properties owned, leased or otherwise held by it and to carry on its business as now being conducted, except where the failure to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified as a foreign corporation to do business and is in good standing (to the extent such concept is recognized in the applicable jurisdiction) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)   The Company has made available to Buyer true and complete copies of the Organizational Documents of the Company, each as amended to the date hereof.   The Organizational Documents of the Company that have been so delivered are in full force and effect as of the date hereof. The Company is not in breach in any material respect of any provision of its Organizational Documents.

SECTION 3.2   Capital Structure.

(a)   As of the date hereof, the authorized Capital Stock of the Company consists of (i) 800,000,000 shares of Common Stock and (ii) 10,000,000 shares of preferred stock, no par value ("Preferred Stock"), of which 20,000 shares of preferred stock are designated as 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C ("Series C Preferred Stock") and 20,000 shares of preferred stock are designated as 9.000% Non-Cumulative Preferred Stock, Series D ("Series D Preferred Stock"). As of February 28, 2025, there were (i) 170,692,628 shares of Common Stock outstanding, (ii) 20,000 shares of Series C Preferred Stock outstanding and (iii) 20,000 shares of Series D Preferred Stock outstanding.   Except pursuant to the terms of performance shares, restricted stock units, stock options and deferred stock units issued or awarded pursuant to the Company's publicly filed incentive stock plans for employees or directors ("Company Stock Plans"), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Common Stock or Preferred Stock. As of February 28, 2025, the Company has (i) 3,494,027 shares of Common Stock that are issuable and reserved for issuance upon the exercise of vested awards and stock options under the Company Stock Plans and (ii) 7,341,134 shares of Common Stock that are subject to unvested awards and stock options under Company Stock Plans. All outstanding shares of Capital Stock of the Company were duly authorized and validly issued and are fully paid and non-assessable, have not been issued in violation of Applicable Law or the Organizational Documents of the Company and are not subject to any preemptive rights. There are no securities, options, warrants, rights or other commitments or agreements (other than this Agreement and the aforementioned Company Stock Plans) of any kind to which the Company is a party obligating it to issue, sell, purchase, redeem, transfer or deliver shares of Capital Stock or other equity interests of the Company.

(b)   The Company does not have any outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts, shareholder rights plans (i.e., "poison pills") or similar Contracts to which the Company is a party with respect to the voting of any shares of Capital Stock of the Company.

(c)   The Purchased Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and free and clear of all Liens, other than restrictions on transfer imposed under state and federal securities laws.

SECTION 3.3   Subsidiaries.   Each subsidiary of the Company (a "Company Subsidiary") is duly organized, validly existing and (to the extent such concept is recognized in the applicable jurisdiction) is in good standing under the laws of its respective jurisdiction of incorporation, formation or organization and has the requisite power and authority to own, lease or otherwise hold the assets, rights and properties owned, leased or otherwise held by it and to carry on its business as now being conducted, in each case except where the failure to be in good standing or have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Company Subsidiary is duly qualified as a foreign corporation, limited liability company, partnership or other entity, as applicable, to do business and (to the extent such concept is recognized in the applicable jurisdiction) is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.4   Authority. The Company and each applicable Insurance Subsidiary has the requisite corporate or other power and authority to enter into this Agreement and the other Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, as applicable. The execution and delivery by the Company and each applicable Insurance Subsidiary of this Agreement and the other Transaction Agreements to which it is or will be a party and the consummation by the Company and each applicable Insurance Subsidiary of the transactions contemplated hereby and thereby, as applicable, have been or, with respect to the Transaction Agreements to be executed and delivered after the date of this Agreement, will be, duly authorized by all necessary corporate action on the part of the Company or the applicable Insurance Subsidiary, as applicable. Each of this Agreement and the other Transaction Agreements to which the Company or any Insurance Subsidiary is or will be a party has been or, with respect to the Transaction Agreements to be executed and delivered after the date of this Agreement, will be, duly executed and delivered by the Company or the applicable Insurance Subsidiary, as applicable, and, assuming this Agreement and such other Transaction Agreements constitute legal, valid and binding agreements of the other parties hereto and thereto, constitute legal, valid and binding obligations of the Company or the applicable Insurance

Subsidiary, as applicable, enforceable against the Company or the applicable Insurance Subsidiary, as applicable, in accordance with their terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the "Enforceability Exceptions").

SECTION 3.5   Noncontravention; Consents.   The execution and delivery by the Company of this Agreement and by the Company and any Insurance Subsidiary of the other Transaction Agreements to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby, will not (a) conflict with any of the provisions of the Organizational Documents of the Company or such Insurance Subsidiary, (b) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time or both) under, give any contracting party the right to terminate, modify, cancel or accelerate or receive any payment, or provide its consent, under, or result in the creation of any Lien on any property, asset or right of the Company or the Company Subsidiaries, as applicable, under, any Contract to which such Person is a party or (c) subject to the matters referred to in the next sentence, contravene any Applicable Law applicable the Company or the Company Subsidiaries, except, in the case of clauses (b) and (c), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any third party or Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement or with respect to the Company or any Insurance Subsidiary with respect to the other Transaction Agreements by the Company or any Insurance Subsidiary, as applicable, or the consummation by the Company or any Insurance Subsidiary, as applicable, of the transactions contemplated hereby and thereby, except for (i) the filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) any disclosure filings with the SEC, and (iii) such other consents, approvals, authorizations, declarations, filings or notices that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.6   Reports.

(a)   The Company and each of the Company Subsidiaries have timely filed or furnished all material reports, schedules, forms, registrations, statements or other documents (including all exhibits and financial statements required to be filed or furnished therewith and any other document or information required to be incorporated therein), together with any amendments required to be made with respect thereto, that they were required to file or furnish since January 1, 2023, with the SEC or any Governmental Entity that exercises insurance regulatory jurisdiction over any Insurance Subsidiary. As of their respective dates, such reports, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all Applicable Laws in all material respects. Except for normal examinations conducted by the SEC or another Governmental Entity in the ordinary course of business of the Company and the Company Subsidiaries, (i) neither the SEC nor any Governmental Entity has initiated or has pending any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of the Company Subsidiaries since January 1,

2023, (ii) there is no unresolved violation, criticism, or exception by the SEC or any other Governmental Entity with respect to any report or statement relating to any examinations or inspections of the Company or any of the Company Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, the SEC or any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of the Company Subsidiaries since January 1, 2023, in each case of clauses (i) through (iii), which would, either individually or in the aggregate, reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)   No Company Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except to the extent information contained in any Company Report has been revised or superseded by a later filed Company Report filed and publicly available prior to the date of this Agreement.   To the Company's Knowledge, there are no outstanding or unresolved comments from the SEC staff with respect to the Company Reports and none of the Company Reports are the subject of an ongoing SEC review, in each case, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002.

SECTION 3.7   Financial Statements.

(a)   The Company maintains, in all material respects, (i) books and records in compliance with Applicable Law and (ii) systems of internal accounting controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to provide reasonable assurance that: (A) transactions are executed with management's general or specific authorization, (B) transactions are recorded as necessary to permit preparation of its financial statements in conformity in all material respects with SAP or GAAP, as applicable, (C) access to its assets is permitted only in accordance with management's general or specific authorization and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. To the Knowledge of the Company, since January 1, 2023, the Company has not received any written claim regarding the internal accounting controls of the Company that would reasonably be expected to have a Material Adverse Effect on the Company. The Company has disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to the Company's auditors and the audit committee of the board of directors of the Company, (1) all known "significant deficiencies" or "material weaknesses" in the design or operation of internal control over financial reporting which are reasonably likely to materially adversely affect the Company or any Company Subsidiaries' ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company or such Company Subsidiaries' internal control over financial reporting. No material weakness in the Company's or any Company Subsidiaries' internal control over financial reporting or reportable conditions existed as of December 31, 2024.

(b)   The audited consolidated balance sheet as of December 31, 2023, and December 31, 2024, and the related audited consolidated statements of income, stockholders' equity and cash flows for the fiscal years ended December 31, 2023, and December 31, 2024, of the Company and the Company Subsidiaries (the "Financial Statements"), included in the Company Reports, (A) have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders' equity and consolidated financial position of the Company and the Company Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, and (C) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date hereof, no independent registered public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has any liability (whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Annual Report on Form 10-K for the year ended December 31, 2024 (including any notes thereto), for liabilities incurred in the ordinary course of business since December 31, 2024, or which are in connection with this Agreement and the transactions contemplated hereby.

(d)   There is no transaction, arrangement or other relationship between the Company or any Company Subsidiary, on the one hand, and an unconsolidated or other off-balance sheet entity, on the other hand, that is required by Applicable Law to be disclosed by the Company in its Company Reports and is not so disclosed.

(e)   To the Company's Knowledge as of the date hereof, the impact of market volatility or conditions or other factors resulting from or arising out of the April 2, 2025 announcement by the U.S. federal government of the imposition of tariffs pursuant to the International Emergency Economic Powers Act of 1977 on the consolidated results of operations, cash flows and consolidated financial position of the Company and the Company Subsidiaries has not had and would not reasonably be expected have a Material Adverse Effect.

SECTION 3.8   No Material Adverse Effect; Absence of Changes. Since December 31, 2024, (a) there has not been any event or change that has had or would reasonably be expected have, individually or in the aggregate, a Material Adverse Effect, and (b) through the date hereof, (i) the Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice (other than in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement) and (ii) the Company has not (x) taken any action that, if taken after the date of this Agreement, would require the consent of Buyer pursuant to Section 6.7 or (y) declared or paid any dividends other than ordinary and customary dividends.

SECTION 3.9 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) (i) All Tax Returns required to be filed by or on behalf of the Company or any Company Subsidiary have been timely filed (after giving effect to any valid extensions of time in which to make such filings) with the appropriate Tax authorities and are true and complete and (ii) all Taxes, whether or not shown on such Tax Returns, required to be paid by or with respect to the Company or any Company Subsidiary have been timely paid, except, in each case, with respect to (A) Taxes or matters for which adequate reserves are reflected, in accordance with GAAP, in the Company Financial Statements or (B) Taxes or Tax Returns for which the applicable statute of limitations has expired. The Company and each Company Subsidiary have complied with Applicable Law relating to withholding and reporting of Taxes (including Tax information reporting) and have duly and timely withheld and paid over to the appropriate Tax Authorities all amounts required to be so withheld and paid over or properly set aside in accounts for that purpose.

(b) As of the date hereof, no deficiencies for Taxes have been proposed, asserted or assessed in writing against the Company or any Company Subsidiary that have not been resolved or paid in full. No agreement, waiver or other document or arrangement is currently in effect waiving or extending the period for assessment or collection of Taxes (including any applicable statute of limitation) with respect to the Company or any Company Subsidiary. As of the date hereof, neither the Company nor any Company Subsidiary is under audit, examination or investigation by any Governmental Entity or the subject of any judicial or administrative proceeding in respect of Taxes. During the past three years, neither the Company nor any Company Subsidiary has received written notice from any jurisdiction in which the Company or such Subsidiary has not filed income or franchise Tax Returns or paid income or franchise Taxes that the Company or such Company Subsidiary is required to file such Tax Returns or pay such Taxes in such jurisdiction.

(c) Except for any Tax sharing or allocation agreements solely between or among the Company and any Company Subsidiaries, neither the Company nor any Company Subsidiaries is a party to or bound by any agreement dealing with Tax sharing, allocation, indemnity or distribution (other than an agreement entered into in the ordinary course of business or a lending arrangement that, in each case, does not relate primarily to Taxes) pursuant to which it will have any obligation to make any payments for any periods ending after the Closing.

(d) Neither the Company nor any Company Subsidiaries has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign law, or as a transferee or successor.

(e) There are no Liens for Taxes upon the assets of the Company or any Company Subsidiaries, except for Liens for Taxes, assessments or other governmental charges not yet due and payable or due and payable but not delinquent or the amount or validity of which is being contested in good faith.

(f)   During the past two years, neither the Company nor any Company Subsidiaries has been a "distributing corporation" or a "controlled corporation" within the meaning of Section 355(a)(1)(A) of the Code.

(g)   Within the past three years, neither the Company nor any Company Subsidiaries has participated in any "listed transactions" within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h)   Neither the Company nor any Company Subsidiaries has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code, in either case, that would be binding upon the Company or any Company Subsidiaries after the Closing Date.

(i)   Lincoln National Reinsurance Company (Barbados) Limited and Lincoln Pinehurst Reinsurance Company (Bermuda) Limited each has: (i) timely filed or will timely file a Section 953(d) election, effective from the date of its formation, and (ii) at all relevant times satisfied the requirements for making and maintaining such election.

Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 3.9 constitute the sole representations and warranties of the Company relating to Taxes and Tax matters.

SECTION 3.10   Compliance with Applicable Law; Permits.

(a)   The Company and the Company Subsidiaries are in compliance with all Applicable Law, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company or any of the Company Subsidiaries (i) has since January 1, 2023 received any written or, to the Knowledge of the Company, other communication, from any Governmental Entity with jurisdiction over (or asserting that it has jurisdiction over) the Company or any of its Subsidiaries regarding any actual or alleged violation of, or failure on the part of the Company or any Company Subsidiary to comply with, any Applicable Laws or order, injunction or decree of a Governmental Entity or (ii) to the Knowledge of the Company, is under investigation by any Governmental Entity with jurisdiction over (or asserting that it has jurisdiction over) the Company or any of its Subsidiaries with respect to any material violation of any Applicable Laws or order, injunction or decree of a Governmental Entity other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Entity.

(b)   The Company and the Company Subsidiaries own, hold or possess all permits, licenses, approvals, authorizations, consents and registrations that are necessary for them to own or lease, operate and use their respective assets, rights or properties and to carry on and conduct their respective businesses as conducted on the date hereof (collectively, "Permits"), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such Permits are valid and in full force and effect and the Company and the

Company Subsidiaries are in compliance with the requirements of all such Permits, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.11   Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened in writing against the Company or the Company Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no order of any Governmental Entity in effect or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.12   Brokers. The Company is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.

SECTION 3.13   Employee Matters.

(a)   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former employee, trustee, director or consultant of the Company or any of the Company Subsidiaries, or result in any payment that could reasonably be construed, individually or in combination with any other such payment, to constitute an "excess parachute payment" under Section 280G of the Code. No portion of the assets in any account of any direct or indirect subsidiary of the Company administered by the Investment Manager pursuant to the IMA in the form attached hereto as Exhibit A constitutes "plan assets" within the meaning of ERISA and the regulations promulgated thereunder of any plan subject to ERISA or Section 4975 of the Code.

SECTION 3.14   Reinsurance Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)   Each reinsurance agreement to which the Company or any Insurance Subsidiary is a party and has any material existing rights or material obligations (each, a "Reinsurance Contract") is a legal, valid and binding obligation of the Company or the applicable Insurance Subsidiary party thereto, and, to the Knowledge of the Company, each other party thereto, and is enforceable against the Company or the applicable Insurance Subsidiary party thereto, and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, subject to the Enforceability Exceptions.

(b)   Since January 1, 2023, neither the Company nor the applicable Insurance Subsidiary, nor, to the Knowledge of the Company, any of the other parties to any Reinsurance Contract is in default or breach or has failed to perform any obligation under any such Reinsurance Contract.

(c)   There are no pending or, to the Knowledge of the Company, threatened Actions with respect to any Reinsurance Contract.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Company as follows:

SECTION 4.1   Organization and Standing. Each Buyer Party is duly organized, validly existing and in good standing (to the extent such concept is recognized in the applicable jurisdiction) under the laws of its jurisdiction of formation. Each Buyer Party has the requisite corporate or other power and authority to own, lease or otherwise hold the assets and properties owned, leased or otherwise held by it and to carry on its business as now being conducted, except where the failure to have such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. Each Buyer Party is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

SECTION 4.2   Authority. Buyer and each other Buyer Party has the requisite corporate or other power and authority to enter into this Agreement and the other Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, as applicable. The execution and delivery by Buyer and each other Buyer Party of this Agreement and the other Transaction Agreements to which it is or will be a party and the consummation by each of Buyer and each other Buyer Party of the transactions contemplated hereby and thereby, as applicable, have been or, with respect to the Transaction Agreements to be executed and delivered after the date of this Agreement, will be, duly authorized by all necessary corporate action on the part of Buyer and each other Buyer Party, as applicable. Each of this Agreement and the other Transaction Agreements to which Buyer or any other Buyer Party is or will be a party has been or, with respect to the Transaction Agreements to be executed and delivered after the date of this Agreement, will be, duly executed and delivered by Buyer and/or the other Buyer Party, as applicable, and, assuming this Agreement and such other Transaction Agreements constitute legal, valid and binding agreements of the other parties hereto and thereto, constitute legal, valid and binding obligations of Buyer and the other Buyer Party, as applicable, enforceable against Buyer and the other Buyer Party, as applicable, in accordance with their terms, except for the Enforceability Exceptions.

SECTION 4.3   Noncontravention; Consents. The execution and delivery of this Agreement and the other Transaction Agreements by each Buyer Party that is or will be a party thereto, and the consummation of the transactions contemplated hereby and thereby by such Buyer Party will not (a) conflict with any of the provisions of the Organizational Documents of any Buyer Party, (b) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time or both) under, give any contracting party the right to terminate, modify, cancel or accelerate or receive any payment, or provide its consent, under, or result in the creation of any Lien on any property, asset or right of any Buyer Party under, any material Contract to which any Buyer Party is a party or (c) subject to the matters referred to in the next sentence, contravene any Applicable Law, which, in the case of clauses (b) and (c) above, has had or would reasonably be expected to have, individually or in the aggregate, a Buyer

Material Adverse Effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any third party or Governmental Entity is required by or with respect to any Buyer Party in connection with the execution and delivery of this Agreement and the other Transaction Agreements by the Buyer Parties or the consummation by the Buyer Parties of any of the transactions contemplated hereby and thereby, except for (i) the filing required under the HSR Act and (ii) such other consents, approvals, authorizations, declarations, filings or notices that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

SECTION 4.4   Compliance with Applicable Law. Each Buyer Party is in compliance with all Applicable Law, except as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

SECTION 4.5   Purchase Not for Distribution. Buyer is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. The Purchased Shares will be acquired by Buyer for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer acknowledges that the Purchased Shares have not been registered under the Securities Act or any state securities laws, and agrees that it will not resell, transfer, assign, pledge or otherwise dispose of any Purchased Shares, except in compliance with the registration requirements of the Securities Act and any applicable state securities laws, or pursuant to an available exemption therefrom.

SECTION 4.6   Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of Buyer, threatened in writing against or affecting Buyer, any subsidiaries of Bain or, to the Knowledge of Buyer, any of its Affiliates that (a) seeks to restrain or enjoin the consummation of any of the contemplated by this Agreement or (b) would reasonably be expected to have a Buyer Material Adverse Effect. None of Buyer, any subsidiaries of Bain or, to the Knowledge of Buyer, any Affiliate, officer, director or employee of Buyer or any of its Affiliates is subject to any order, judgment or decree of any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

SECTION 4.7   Sufficiency of Funds. Buyer is a party to and has accepted a fully executed equity commitment letter, dated as of the date hereof (the "Equity Commitment Letter"), from Bain (the "Equity Provider") pursuant to which the Equity Provider has agreed, on the terms and subject to the conditions set forth in the Equity Commitment Letter, to invest in or otherwise contribute to Buyer the amounts set forth therein. Buyer has delivered to the Company a true, complete and correct copy of the executed Equity Commitment Letter. The Equity Commitment Letter is in full force and effect and has not been amended, restated or otherwise modified or waived, and the commitments contained therein have not been withdrawn, modified or rescinded in any respect. Assuming the conditions set forth in Section 7.1 and Section 7.2 are satisfied at the Closing, Buyer will have at the Closing cash proceeds sufficient to pay the Purchase Price at the Closing, all other obligations of Buyer due at the Closing under this Agreement and any fees and expenses of or payable by Buyer at the Closing in connection with this Agreement and the transactions contemplated hereby. The obligations of Buyer to effect the transactions contemplated by this Agreement are not conditioned upon the availability to Buyer or any of its Affiliates of any debt, equity or other financing in any amount whatsoever. The Equity Commitment Letter provides that the Company is an express third party beneficiary of, and is entitled to enforce, the Equity

Commitment Letter, on the terms and subject to the conditions set forth therein. Subject to the Enforceability Exceptions, Buyer does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Equity Commitment Letter on or prior to the Closing Date, nor does Buyer have Knowledge that any Equity Provider or Bain will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Equity Commitment Letter that would reasonably be expected to affect the availability, conditionality, enforceability, termination or amount of the financing thereunder. The Equity Commitment Letter constitute the legal, valid, binding and enforceable obligations of Buyer and all the other parties thereto, subject to the Enforceability Exceptions, and are in full force and effect. As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) would or would reasonably be expected to constitute a default, breach or failure to satisfy a condition by Buyer or, to the Knowledge of Buyer, any other party thereto under the terms and subject to the conditions of the Equity Commitment Letter.

SECTION 4.8   Brokers. Buyer is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement or any of the Transaction Agreements based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

SECTION 4.9   Ownership of Company Capital Stock. Neither Buyer nor its Affiliates is the Beneficial Owner of any Common Stock or Preferred Stock. For purposes of this Section Section 4.9, the Bain Management Entities shall not be deemed to Beneficially Own Capital Stock of the Company owned by Bain Excluded Entities that are not Bain Management Entities.

ARTICLE V
PRE-CLOSING COVENANTS

SECTION 5.1   Conduct of Business.

(a)   From the date of this Agreement to the Closing Date, the Company agrees that it (x) shall not (i) adjust, split, combine or reclassify any of its shares of Common Stock, (ii) make, declare or pay any dividend or distribution on any shares of Common Stock other than quarterly cash dividends made consistent with past practice, (iii) except as Buyer otherwise consents in advance in writing (which shall include email) (which consent shall not be unreasonably withheld, conditioned or delayed), take any action that would require the consent of Buyer pursuant to Section 6.7 if such action were taken immediately following the Closing or (iv) enter into a binding agreement to take or commit to take any of the foregoing actions, and (y) shall, and shall cause the Company Subsidiaries to, except (1) as required or expressly contemplated by this Agreement or the other Transaction Agreements, (2) as required by Applicable Law or (3) as Buyer otherwise consents in advance in writing (which shall include email) (which consent shall not be unreasonably withheld, conditioned or delayed), use commercially reasonable efforts to carry on the business of the Company and the Company Subsidiaries in all material respects in the ordinary course.

SECTION 5.2   Intentionally Omitted.

SECTION 5.3   Reasonable Best Efforts. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, other than with respect to obtaining permits, orders or other consents, approvals or authorizations of Governmental Entities (which shall be exclusively governed by Section 5.4), each party agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Transaction Agreements.

SECTION 5.4   Consents, Approvals and Filings.

(a)   Each of the Company and Buyer shall use, and shall cause their respective Affiliates to use, their respective reasonable best efforts, and shall cooperate, and shall cause their respective Affiliates to cooperate, fully with each other, in each case to (i) comply as promptly as practicable with all requirements of Governmental Entities applicable to the transactions contemplated by this Agreement and (ii) obtain as promptly as practicable all necessary permits, orders or other consents, approvals or authorizations of Governmental Entities and consents or waivers of all other third parties necessary in connection with the consummation of the transactions contemplated by this Agreement; provided, that each party shall be responsible for all fees and costs related to its own required filings with and approvals of other Governmental Entities. In connection with the foregoing, each of the Company and Buyer shall, and shall cause their respective Affiliates to, make all legally required filings with, and requests for approval by, all applicable Governmental Entities as promptly as practicable after the date hereof in order to facilitate prompt consummation of the transactions contemplated by the Transaction Agreements, including filing the notification and report form required under the HSR Act as promptly as reasonably practicable and, in any event, within fifteen (15) Business Days after the date hereof, and to respond, as promptly as practicable, to any request for additional information or data as may be requested by any Governmental Entity in connection with any such filing or approval; provided, that Buyer shall not be required to provide to any Governmental Entity nonpublic financial or sensitive personally identifiable information or other highly confidential information of the Equity Provider, its Affiliates or their respective directors, officers, employees, managers or partners, or of its or their control persons or direct or indirect equityholders and their respective directors, officers, employees, managers or partners that is not customarily or reasonably requested by any such Governmental Entity, unless the failure to provide or disclose such information would reasonably be expected to impede or materially delay the Closing.

(b)   In connection with the foregoing, Buyer shall, and shall cause its Affiliates to, offer, consent and commit to any customary condition, limitation or qualification imposed by any Governmental Entity or as may be required to obtain the grant of any such permit, order, consent, clearance, approval or authorization; provided, that notwithstanding the foregoing or anything to the contrary in this Agreement, Buyer and its Affiliates shall not be required to offer consent to or comply with any such conditions, limitations or qualifications that are not conditioned upon (and effective only after) the Closing, or that would require any capital commitment by Buyer or its Affiliates to the Company or any Company Subsidiary or otherwise impose any restriction on any Affiliates of the Buyer or any of their respective businesses (other than, after the Closing, with respect to the Buyer, Bain Capital Prairie Holdings, LP, BC Prairie Holdings (GP), LLC, the Company or the Company Subsidiaries).

(c)   Prior to the Closing, the parties shall cooperate and use reasonable best efforts to make or obtain the approval, authorization, consent, license or permission of, or waiver or other action by, or notification to, any third party (other than a Governmental Entity) required for the consummation of the transactions contemplated by this Agreement. In furtherance of the foregoing, each party shall notify the other party of any communication it or any of its Affiliates receives from any Governmental Entity or other third party and permit the other party to review in advance any proposed communication to (subject to redactions for nonpublic financial or sensitive personally identifiable information or other highly confidential information), and, in the case of any meeting, an opportunity to attend and participate threat with, any Governmental Entity or other third party in each case as it relates to the transactions contemplated by this Agreement; provided that Buyer and the Company may, as each deems advisable and necessary, redact such materials to remove valuation information, or reasonably designate any sensitive material provided to the other party under this Agreement on an "outside counsel only" basis. Without limiting the foregoing, Buyer (I) shall be entitled to enter into good-faith discussions with the applicable Governmental Entity and use reasonable best efforts to seek to promptly resolve such requests prior to providing such information and (II) may provide any such sensitive or confidential information directly to the applicable Governmental Entity requesting such information without being provided to the Company or any of its Affiliates or their counsel; provided that Buyer shall disclose to the Company the nature and purpose of any disclosure made pursuant to clause (II) (but, for the avoidance of doubt, not the sensitive or confidential information itself).

(d)   Neither party shall, nor shall it permit its Affiliates to, acquire or agree to acquire, by means of merging with or into or consolidating with, or by purchasing all or substantially all of the assets of or equity in, or by any other manner, any person, business or any corporation, partnership, association or other business organization or division of any business or any corporation, partnership, association or other business organization, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to prevent or delay satisfaction of the conditions set forth in Article VII.

SECTION 5.5   Public Announcements. Each of Buyer and the Company shall, and shall cause their respective Affiliates and, with respect to Buyer, any Bain Excluded Entities acting in conjunction with Buyer, at Buyer's direction or with Buyer's consent, to, consult with the other party before issuing, and provide the other party with the opportunity to review and comment upon, any press release or other public statement with respect to this Agreement or the transactions contemplated hereby, and shall not issue any such press release or make any such public statement with respect to such matters unless the other party consents in advance in writing (which shall include email) (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Applicable Law or by the requirements of any securities exchange; provided that, to the extent not prohibited by Applicable Law or the requirements of any such securities exchange and to the extent reasonably practicable, the disclosing party under this exception shall provide the non-disclosing party a reasonable opportunity to review any such disclosure; provided, however, that this Section 5.5 (including the foregoing proviso) shall not apply to any press release or other public statement to the extent the statements therein with respect to this Agreement or the transactions contemplated hereby are consistent in all material respects with statements previously issued in compliance with this Section 5.5.

SECTION 5.6   Further Assurances. Each of the Company and Buyer shall execute and deliver, or shall cause to be executed and delivered, such documents, certificates, agreements and other writings and shall take, or shall cause to be taken, such further actions, in each case as may be reasonably requested by any other party to carry out the provisions of this Agreement.

SECTION 5.7   Financing. Subject to the satisfaction of the terms and conditions contained in the Equity Commitment Letter, Buyer shall obtain, and enforce its rights to obtain, the equity financing under the Equity Commitment Letter in a timely and diligent manner. Buyer shall not prior to the Closing, without the prior written consent of the Company: (a) permit any amendment or modification to, or any waiver of any provision or remedy under, the Equity Commitment Letter; or (b) terminate the Equity Commitment Letter. Buyer shall give the Company prompt notice of any material breach by any party to the Equity Commitment Letter of which Buyer has become aware or any termination of the Equity Commitment Letter. Without limiting any of the foregoing, Buyer shall promptly deliver to the Company copies of any amendment, modification, waiver or replacement of the Equity Commitment Letter.

SECTION 5.8   NYSE Listing. The Company shall use commercially reasonable efforts to take all action necessary to cause the Purchased Shares to be issued pursuant to this Agreement to be approved for listing on the NYSE prior to the Closing, subject to official notice of issuance.

ARTICLE VI

POST-CLOSING COVENANTS

SECTION 6.1   Standstill.

(a)   Buyer covenants and agrees with the Company that, until Standstill Expiration Date, it shall not, and shall not permit (x) any of its Affiliates (which, for the avoidance of doubt, does not include any Bain Excluded Entities for purposes of this Section 6.1)or (y) any Bain Excluded Entities acting in conjunction with Buyer (or any of its Affiliates), at Buyer's (or any of its Affiliates') direction or with Buyer's (or any of its Affiliates') consent, to, directly or indirectly, acquire, offer or propose to acquire or agree to acquire by any means, including but not limited to, by purchase, tender or exchange offer, through the acquisition of control of another Person (whether by way of merger, amalgamation, scheme or plan of arrangement or consolidation or similar business combination transaction, or any exchange or sale of voting securities), by joining a partnership, syndicate or other Group or otherwise, the Beneficial Ownership of any additional shares of Common Stock or Preferred Stock, if after giving effect to such acquisition or action, Buyer, together with such Affiliates and such Bain Excluded Entities, would Beneficially Own Voting Securities representing ten percent (10%) or more of the Total Voting Power of the Company (the "Voting Ownership Cap").

(b)   Buyer covenants and agrees with the Company that from the Closing until the Standstill Expiration Date, it shall not, and shall not permit (x) any of its Affiliates or (y) any Bain Excluded Entities acting in conjunction with Buyer (or any of its Affiliates), at Buyer's (or any of its Affiliates') direction or with Buyer's (or any of its Affiliates') consent, to, directly or indirectly, (i) solicit, (ii) take action in furtherance of, (iii) knowingly encourage, act in concert or assist third parties regarding, (iv) negotiate with the Company or its Representatives or any third party or its Representatives regarding or (v) make any public announcement or proposal or offer whatsoever (including, but not limited to, any "solicitation" of "proxies" as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to:

(i)   any acquisition, offer to acquire, or agreement to acquire, directly or indirectly, by purchase or any other action the purpose or result of which would be to Beneficially Own (A) Voting Securities of the Company or direct or indirect rights to acquire any Voting Securities of the Company or of any successor to or person in control of the Company in an amount which, when added to any other Voting Securities of the Company then Beneficially Owned by Buyer or any of its Affiliates or such Bain Excluded Entities would cause the total amount of Voting Securities of the Company Beneficially Owned by Buyer or any of its Affiliates or such Bain Excluded Entities to exceed (or increase further above) its Voting Ownership Cap, including without limitation any transaction that would be a Change of Control Transaction, or (B) any equity securities of any Company Subsidiary;

(ii)   any form of business combination or similar or other extraordinary transaction involving the Company or any Company Subsidiary, including (A) a merger, amalgamation, scheme or plan of arrangement or consolidation or similar business combination transaction, or any tender or exchange offer involving the Company or any of its material Subsidiaries or (B) a sale of all or substantially all of the assets of the Company or any of its Subsidiaries (it being understood that (x) if the Company initiates a process to sell any Subsidiary or the assets of any Subsidiary the foregoing shall not prevent Buyer from confidentially informing the Company of its interest in participating in any such sale process and (y) this subsection (ii) shall not restrict Buyer or its Affiliates or the Bain Excluded Entities from tendering shares, receiving consideration or other payment for shares or otherwise participating in any extraordinary transaction, in each case, on the same basis as other stockholders of the Company generally, so long as such tender or exchange offer is not opposed by the Board);

(iii)   any form of restructuring, recapitalization or similar transaction with respect to the Company or any Company Subsidiary;

(iv)   agreeing with any third party with respect to the voting of any shares of Capital Stock of the Company or any Company Subsidiary, or otherwise entering into any voting trust or voting agreement with any third party with respect to any the Voting Securities of the Company;

(v)   selling any shares of the Voting Securities of the Company in a tender or exchange offer that is opposed by the Board;

(vi)   any proposal to seek representation on the Board or any proposal to seek to control or influence the management, the Board, the Company or the Company Subsidiaries or its or their policies, plans or strategies, including in connection with any advisory vote proposing that the Company explore strategic actions (or any similar action or matter); provided that the foregoing will not prevent the Observer from engaging in good faith discussions with the Board in the Observer's role as an observer (or, following an

Conversion Election, the director's role as such); provided that this clause (vi) shall not restrict a Conversion Election in accordance with the terms of this Agreement;

(vii)   calling any special meeting of shareholders of the Company or engaging in any written consent of shareholders regarding any of the foregoing (the actions referred to in the foregoing provisions of this sentence being referred to as "Prohibited Actions").

(c)   Notwithstanding anything to the contrary in this Section 6.1:

(i)   nothing in Section 6.1(a) or Section 6.1(b) shall prevent or restrict the ability of Buyer, its Affiliates or the Bain Excluded Entities from making any proposal to the Chief Executive Officer or the Board privately;

(ii)   nothing in Section 6.1(a) or Section 6.1(b) shall prohibit or restrict the Buyer Designee, in his or her personal capacity as a director of the Company, from exercising his or her rights and fiduciary duties as a director of the Company, or engaging in any discussions solely among other members of the Board or management and their advisors;

(iii)   the restrictions set forth in Section 6.1(a) and Section 6.1(b) shall be inoperative and of no force and effect if any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act) other than Buyer, any of its Affiliates or the Bain Excluded Entities (or any "group" that includes any of them), (A) enters into an agreement with the Company to (1) acquire Beneficial Ownership of more than 50% of the Voting Securities of the Company, (2) designate members who, in the aggregate, hold a majority of the voting power of the Board or (3) acquire all or substantially all of the assets of the Company and its Subsidiaries or (B) commences a tender or exchange offer which, if consummated, would result in the acquisition by such Person or group of Beneficial Ownership of more than 50% of the Voting Securities of the Company, so long as such tender or exchange offer is not opposed by the Board; and

(iv)   if the Company enters into, or publicly announces any plans to enter into, any agreement or understanding with respect to the sale or disposition of all or substantially all of the stock or assets of the Company or any of its significant Subsidiaries or other extraordinary transaction, nothing in Section 6.1(a) or Section 6.1(b) shall prohibit or restrict Buyer, its Affiliates or the Bain Excluded Entities from making any private statements (written or oral) to the Board with respect to such sale or disposition;

in each case of clauses (i) and (iii), so long as such matters would not reasonably be expected to require the Company, Buyer, any of its Affiliates or the Bain Excluded Entities to make any public disclosure regarding such matters.

(d)   For purposes of this Section 6.1, the Company acknowledges that directors, officers, employees and other investment professionals of Buyer, the Equity Provider and their respective Affiliates may serve as directors, officers, employees or investment professionals of the Bain Excluded Entities, and that the Bain Excluded Entities will not be deemed to be acting in conjunction with Buyer, at Buyer's direction or with Buyer's consent, or to be "Affiliates" for purposes of this Section 6.1, solely due to the dual role of any such individual so long as such individual does not instruct, direct, assist or advise such Bain Excluded Entity or any other director, officer, employee or investment professional thereof with respect to the acquisition, voting or disposition of Voting Securities of the Company.

(e)   From and after the Closing and until the earlier of (x) the termination, resignation, retirement, demotion or other departure of Ellen Cooper as the Chief Executive Officer of the Company or Christopher Neczypor as the Chief Financial Officer of the Company, (y) termination of the IMA(s) (other than on account of a For Cause Termination Event or Performance Termination Event (as defined in the IMA Commitment Letter) and (z) such time as Buyer, together with its Affiliates and the Bain Management Entities, no longer Beneficially Owns at least one-third of the total number of Purchased Shares (with appropriate adjustment for stock splits, subdivisions, combinations and similar transactions), at any meeting of stockholders of the Company (or if action is taken by written consent of stockholders of the Company in lieu of a meeting), Buyer shall, and shall cause its controlled Affiliates to, and the Bain Management Entities shall, vote, or cause to be voted (including, if applicable, by written consent), all shares of Capital Stock of the Company Beneficially Owned by Buyer and its controlled Affiliates or the Bain Management Entities in accordance with the recommendation of the Board, including, without limitation, matters relating to the elections of directors of the Company and matters that have been approved or recommended by the Compensation Committee of the Board; provided that in no event shall Buyer be required to vote its shares of Capital Stock in favor of any proposal that would have a material and adverse effect on Bain and its Affiliates (it being understood that the identity of the director nominees proposed by the Board shall not be deemed adverse to Bain or its Affiliates so long as such nominees include the Buyer Designee if Buyer has the right, and has exercised such right, to require the Company to appoint a Buyer Designee at such time). For purposes of this Section 6.1(e), the Bain Management Entities shall not be deemed to Beneficially Own Capital Stock of the Company owned by Bain Excluded Entities that are not Bain Management Entities.

SECTION 6.2   Company Share Repurchases. The Company will not engage in any Common Stock share repurchase program or self-tender that would result in Buyer violating the Voting Ownership Cap; provided, however, that the Company may engage in such share repurchase or self-tender if it, in writing, offers to purchase from Buyer (and/or one or more of its Affiliates or Bain Excluded Entities) in connection with such share repurchase program or self-tender such number of shares of the same class of Voting Securities of the Company as would be necessary to prevent Buyer from violating the Voting Ownership Cap, at a purchase price equal to the applicable Share Repurchase Price. If such offer is irrevocably accepted in writing within five (5) Business Days after such offer is delivered to Buyer, then (a) in the case of a self-tender, Buyer shall promptly sell (and/or cause its Affiliates or Bain Excluded Entities to sell) in such self-tender such number of shares of the same class of Voting Securities of the Company to the Company as provided in the preceding sentence and (b) in the case of a share repurchase program, on or promptly following the last Business Day of each month during which the Company repurchased shared pursuant to such share repurchase program, Buyer shall sell (and/or cause its Affiliates or Bain Excluded Entities to sell) such number of shares of the same class of Voting Securities of the Company to the Company as provided in the preceding sentence. Notwithstanding the foregoing, if the Company wishes to engage in a Common Stock share repurchase program or self-tender that would result in Buyer violating the Voting Ownership Cap and Buyer rejects the Company's offer (or revokes any acceptance thereof) to purchase shares from Buyer to prevent Buyer from violating the Voting Ownership Cap as described in this Section 6.2, Buyer hereby agrees that it shall not vote (and shall cause its Affiliates and Bain Excluded Entities to not vote) any Voting Securities of the Company in excess of the Voting Ownership Cap unless and until it obtains, and Buyer shall use its reasonable best efforts to obtain, approval of the acquisition of "control" or receives a disclaimer of "control" by the Insurance Subsidiaries' jurisdictions of domicile, as applicable (and the Company shall reasonably cooperate with Buyer in connection therewith).

SECTION 6.3   Transfer Restrictions.

(a)   The right of Buyer to Transfer any Beneficially Owned Common Stock is subject to the restrictions set forth in this Section 6.3, and no Transfer of Beneficially Owned Common Stock by Buyer or any of its Affiliates or Permitted Transferees may be effected except in compliance herewith. Any attempted Transfer in violation of this Agreement shall be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded in the register of stockholders of the Company.

(b)   Until the third anniversary of the Closing, other than as provided in Section 6.2, Buyer shall not Transfer any of the Purchased Shares. In the fourth year following the Closing and each year thereafter, Buyer (together with its Affiliates and the Bain Management Entities, if applicable) may sell up to one-third of the total number of Purchased Shares (as well as an additional number of Purchased Shares equal to the number of Purchased Shares that could have been sold in prior years but were not so sold). The foregoing restrictions on Transfer and those set forth in Section 6.3(c) shall terminate immediately in the event of a Change of Control Transaction or in the event that the IMA is terminated. In addition, notwithstanding the foregoing, (i) Buyer (and its Permitted Transferees) may Transfer any or all Purchased Shares to its Affiliates (in the case of a direct transfer of the Purchased Shares, if such transferee Affiliate executes a joinder agreement to this Agreement, in form and substance reasonably acceptable to the Company, pursuant to which such transferee Affiliate agrees to comply with the restrictions and requirements of this Article VI applicable to Buyer) (a "Permitted Transferee") and (ii) any sale, transfer, assignment or other disposition of equity interests in Buyer or the Purchased Shares pursuant to an exercise of rights or remedies by any lender (or agent thereof) with respect to a Financing shall be permitted.

(c)   Buyer further agrees that it and its Affiliates and Permitted Transferees shall not Transfer any Common Stock or agree to Transfer any Common Stock (other than to an Affiliate as permitted by Section 6.3(b)(i) or as permitted by Section 6.3(b)(ii)) (x) in a privately negotiated transaction or block trade to an Excluded Transferee or (y) other than:

(i)   pursuant to (x) Rule 144 under the Securities Act or (y) privately negotiated transactions, in each case to any Person who, after consummation of such transaction, would, to Buyer's knowledge after inquiry, have Beneficial Ownership of the Company Voting Securities representing in the aggregate less than five percent (5%) of the Total Voting Power of the Company;

(ii)   pursuant to a distribution to the public, registered under the Securities Act, in which Buyer uses its commercially reasonable efforts to (x) effect as wide a distribution of such the Company Voting Securities as is reasonably practicable, and (y) not knowingly sell any shares of the Company Voting Securities to any Person other than any Person who, after consummation of such offering, would have Beneficial Ownership of the Company Voting Securities representing in the aggregate less than five percent (5%) of the Total Voting Power of the Company; or

(iii)   in accordance with <u>Section 6.2</u>.

SECTION 6.4   <u>Legend on Securities</u>.

(a)   Each certificate or book-entry notation representing shares of the Voting Securities of the Company Beneficially Owned by Buyer or its Affiliates or Permitted Transferees and subject to the terms of this Agreement shall bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SUCH ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SUCH ACT AND SUCH LAWS. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR OTHER TRANSFER OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND CERTAIN OTHER LIMITATIONS SET FORTH IN A CERTAIN PURCHASE AGREEMENT DATED AS OF APRIL 9, 2025, BETWEEN LINCOLN NATIONAL CORPORATION (THE "COMPANY") AND BAIN CAPITAL PRAIRIE, LLC, AS THE SAME MAY BE AMENDED FROM TIME TO TIME (THE "AGREEMENT"), COPIES OF WHICH AGREEMENT ARE ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY."

(b)   Upon any acquisition by Buyer or its Affiliates or Permitted Transferees of additional shares of the Voting Securities of the Company, Buyer shall, or shall cause such Affiliate(s) or Permitted Transferee(s) to, submit any certificates representing such shares of the Voting Securities of the Company to the Company so that the legend required by <u>Section 3.3(a)</u> may be placed thereon (if not so endorsed upon issuance). The Company may make a notation on its records or give instructions to any transfer agents or registrars for the Voting Securities of the Company in order to implement the restrictions on Transfer set forth in this Agreement.

(c)   In connection with any Transfer of shares of Beneficially Owned the Voting Securities of the Company, the transferor shall provide the Company with such customary certificates, opinions and other documents as the Company may reasonably request to assure that such Transfer complies fully with this Agreement and with applicable securities and other Applicable Laws. In connection with any Transfer permitted hereunder, the Company shall remove such portion of the foregoing legend as is appropriate in the circumstances.

SECTION 6.5   Registration Rights.   Buyer shall be entitled to the benefits of the provisions set forth in Exhibit B hereto governing and providing for, among other matters, registration rights with respect to Registrable Securities (as defined in Exhibit B).

SECTION 6.6   Board Rights.

(a)   For so long as Buyer and its Permitted Transferees Beneficially Own at least one-half of the total number of Purchased Shares, Buyer shall have the right to designate, from time to time, one observer who is a senior executive officer of Bain (the "Observer") to be present (whether in person or by telephone or videoconference, as the case may be for any particular Board meeting) in a nonvoting observer capacity at all meetings of the Board, subject to reasonable and customary vetting by the Board.

(b)   The Company shall deliver, or cause to be delivered, to the Observer or the Buyer Designee (as applicable) copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, that the Company reserves the right to withhold any information and to exclude the Observer or the Buyer Designee (as applicable) from any meeting or portion thereof if the Board determines in good faith that such exclusion or redaction is reasonably necessary (i) to preserve the attorney-client or other legal privilege between the Company and its counsel, (ii) to avoid any conflict of interest between Bain, Buyer or Buyer's Affiliates, on the one hand, and the Company, on the other hand, or (iii) to prevent disclosure of trade secrets or information the disclosure of which would be limited by Applicable Law; provided, further, that if the Board determines in good faith that such exclusion or redaction is reasonably necessary any such exclusion or denial of access shall be limited to the portion of the information or documentation and/or meeting that is the basis for such exclusion or denial of access.

(c)   Beginning following the first anniversary of the Closing Date, and for so long as the Buyer and its Permitted Transferees continue to Beneficially Own at least one-half of the total number of Purchased Shares (with appropriate adjustment for stock splits, subdivisions, combinations and similar transactions), the Buyer may elect to require the Company to appoint the Observer as a voting member of the Board (the "Buyer Designee") upon the Buyer providing written notice to the Company (such election, the "Conversion Election"), and the Company shall take all actions so that the Observer is appointed as a member of the Board, which such appointment shall be (i) effective as of the later of (x) the date communicated by the Buyer in such notice and (y) the date on which the approvals contemplated by the following clause (ii) are obtained (the later of clause (x) and (y), the "Director Appointment Date"), but (ii) subject to (x) the reasonable approval of the identity of the individual who will become a director by the Corporate Governance Committee of the Board (both at initial appointment and in connection with the Board's annual director nomination process) and (y) receipt of prior confirmation reasonably satisfactory to the Buyer and the Company by the applicable Insurance Regulators that the transactions contemplated by this Agreement, including the appointment of such Observer as a member of the Board, will not result in Bain, Buyer or Buyer's Affiliates being deemed to "control" (within the meaning of the insurance laws, rules and regulations of the Insurance Subsidiaries' jurisdictions of domicile) the Company or any Insurance Subsidiary, or, if such confirmation cannot be obtained, receipt of approval of the acquisition of "control" or a disclaimer of "control" by such Insurance Regulator(s), as applicable. For the avoidance of doubt, the Buyer

Designee will adhere to the same policies, practices and procedures applicable to the Company's other non-employee directors, including the Company's code of conduct, insider trading, Regulation FD, related person transactions and corporate governance guidelines as in effect from time to time.

(d)   Following the Director Appointment Date and for so long as the Buyer and its Permitted Transferees continue to Beneficially Own at least one-half of the total number of Purchased Shares (with appropriate adjustment for stock splits, subdivisions, combinations and similar transactions), the Company agrees, to the fullest extent permitted by Applicable Law and subject to the approval process set forth in clause (ii)(x) the first sentence of Section 6.6(c), to include in the slate of nominees recommended by the Board for election at any meeting of stockholders called for the purpose of electing directors, the Buyer Designee, to nominate and recommend such individual to be elected as a director as provided herein and include such recommendation in the proxy statement (or consent solicitation or similar document) of the Company relating to the election of directors and to solicit proxies or consents in favor thereof to the same extent, and in a manner no less favorable, as the Company solicits proxies or consents in favor of the other nominees of the Board.

(e)   In the event that a vacancy is created at any time by the death, retirement, disability, removal or resignation of the Buyer Designee, the remaining directors of the Board and the Company shall, to the extent permitted by Applicable Law, cause the vacancy created thereby to be filled by a new Buyer Designee, subject to the approval process set forth in clause (ii)(x) the first sentence of Section 6.6(c).

(f)   The Buyer Designee shall be entitled to participate in the same insurance (including directors' and officers' liability insurance) maintained for the benefit of other non-employee directors of the Board against any liability asserted against or incurred by such Person with respect to or arising out of his or her service as a director, whether or not the Company would have the power to indemnify such Person against such liability. All premiums and other costs and expenses of such insurance shall be paid by the Company.

SECTION 6.7   Certain Approval Rights of Buyer. For so long as Buyer and its Permitted Transferees Beneficially Own at least one-half of the total number of Purchased Shares, the Company shall not effectuate any of the following transactions without the prior written approval of Buyer:

(a)   any amendment to its Organizational Documents that would disproportionately adversely affect the rights of Buyer, on the one hand, in any material respect compared to the holders of the Common Stock generally, on the other hand;

(b)   effect any voluntary liquidation, dissolution or winding up of the Company; or

(c)   effect a voluntary deregistration of the Common Stock under the Exchange Act or delisting of the Common Stock with any applicable national securities exchange.

SECTION 6.8   Information Rights. For so long as Buyer, together with its Affiliates and the Bain Management Entities, Beneficially Owns at least one-third of the total number of

Purchased Shares (with appropriate adjustment for stock splits, subdivisions, combinations and similar transactions), the Company agrees that following the end of each fiscal quarter and fiscal year of the Company, it shall provide Buyer with consolidated financial results for the recently completed fiscal quarter and fiscal year, as applicable, of the Company consolidated group, in each case, promptly after such statements are prepared (including, with respect to fiscal years, audit reports as such reports become available); provided that the Company need not provide such information to the extent that it remains subject to the reporting requirements of the Exchange Act. For so long as Buyer, together with its Affiliates and the Bain Management Entities, Beneficially Owns at least one-third of the total number of Purchased Shares (with appropriate adjustment for stock splits, subdivisions, combinations and similar transactions), the Company agrees that it will use commercially reasonable efforts to provide such additional information as Buyer may reasonably request for the purposes of its *bona fide* legal, regulatory and compliance purpose or in connection with any debt or preferred equity financing of Buyer; provided that Buyer shall reimburse the Company for its reasonable and documented out-of-pocket costs incurred in connection with providing such information, subject to the Company having provided an estimate of such costs and an update from time to time on any increase in the amount of such estimated costs.

SECTION 6.9   Ownership Information and Calculation. For purposes of this Agreement, (i) all determinations of the amount of issued and outstanding Voting Securities of the Company shall be based on information set forth in the most recent quarterly or annual report, and any current report subsequent thereto, filed by the Company with the SEC, unless the Company shall have updated such information by delivery of written notice to Buyer and (ii) any shares of Voting Securities held in treasury or belonging to any Subsidiary of a Person which are not entitled to be voted or counted for purposes of determining the presence of a quorum at a meeting of shareholders shall be disregarded in calculating the number of issued and outstanding shares of Voting Securities and Capital Stock of the Company. For purposes of this Agreement, "Purchased Shares" shall include any securities into which the Purchased Shares are changed or exchanged and any equity securities resulting from any reclassification, recapitalization, merger or consolidation with respect to the Purchased Shares or the Company, as the case may be, together with all securities issued or issuable directly or indirectly with respect to the Purchased Shares by way of share dividend or share split.

SECTION 6.10   Financing Expense Reimbursement. Buyer and its Permitted Transferees shall reimburse the Company for its reasonable and documented out-of-pocket costs incurred in connection with complying with its obligations under the Financing Letter Agreement.

SECTION 6.11   Financing. Any Financing in the aggregate principal amount in excess of the amount set forth in Section 1.1(b) of the Buyer Disclosure Schedule (excluding capitalization of PIK interest thereon) shall require the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed).

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.1   Conditions to Each Party's Obligations. The obligations of Buyer and the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a)   Approvals. The waiting period (and any extension thereof) applicable to the transactions contemplated hereby under the HSR Act shall have been terminated or shall have otherwise expired.

(b)   No Injunctions or Restraints. No order, injunction or other order issued by any court of competent jurisdiction and no law, statute, rule or regulation of any Governmental Entity preventing or making illegal the consummation of the transactions contemplated hereby or by any other Transaction Agreement shall be in effect.

(c)   NYSE Listing. The Purchased Shares to be issued pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

SECTION 7.2   Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by Buyer in writing at or prior to the Closing of the following additional conditions:

(a)   Representations and Warranties. Each of the Company Fundamental Representations that is qualified as to or by Material Adverse Effect or materiality shall be true and correct as of the Closing with the same effect as though made at and as of the Closing (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), in all respects, and each of the other Company Fundamental Representations shall be true and correct as of the Closing with the same effect as though made at and as of the Closing (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), in all material respects (except, with respect to the third sentence of Section 3.2(a), for *de minimis* inaccuracies). The representation and warranty set forth in Section 3.8(a) shall be true and correct as of the Closing with the same effect as thought made at and as of the Closing. The other representations and warranties of the Company set forth in Article III (without giving effect to any limitations as to "material," "materiality" or "material adverse effect") shall be true and correct as of the Closing with the same effect as though made at and as of the Closing (except to the extent such representations and warranties relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)   Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with the obligations and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(c)   Closing Certificate. The Company shall have delivered to Buyer a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, certifying on behalf of the Company as to the Company's compliance with the conditions set forth in Section 7.2(a) and Section 7.2(b)).

(d)   IMA Arrangements. The Company shall have entered into the IMA Commitment Letter and the IMA(s) as contemplated by the IMA Commitment Letter, in each case, to be effective immediately upon the Closing.

SECTION 7.3   Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by such the Company in writing at or prior to the Closing of the following additional conditions:

(a)   Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct, without giving effect to any qualification set forth therein as to materiality, in all material respects as of the Closing Date as though made at and as of the Closing Date (except to the extent any such representation and warranty is made as of an earlier date, in which case as of such date).

(b)   Performance of Obligations of Buyer. Buyer shall have performed and complied in all material respects with the obligations and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(c)   Closing Certificate. Buyer shall have delivered to the Company a certificate duly executed by an authorized officer of Buyer, dated as of the Closing Date, certifying on behalf of Buyer as to Buyer's compliance with the conditions set forth in Section 7.3(a) and Section 7.3(b).

(d)   IMA Arrangements. The Investment Manager shall have entered into the IMA Commitment Letter and the IMA(s) as contemplated by the IMA Commitment Letter, in each case, to be effective immediately upon the Closing.

ARTICLE VIII
NO SURVIVAL

SECTION 8.1   No Survival of Representations, Warranties, Covenants and Agreements.

(a)   Notwithstanding anything to the contrary in this Agreement, none of the representations, warranties, covenants or agreements contained in this Agreement (including the certificates delivered pursuant hereto) will survive the Closing, and none of the Company, Buyer nor any of their respective Affiliates, nor any of their respective successors and permitted assigns, heirs, officers, employees, directors, managers, members, partners, stockholders or representatives, shall have any liability whatsoever with respect to any such representations, warranties, covenants or agreements; provided that any covenant or agreement contained in this Agreement that by its terms is required to be performed or contemplates performance in whole or in part at or after the Closing shall survive the Closing in accordance with its terms until fully performed.

(b)   Buyer may, at its option, obtain R&W Insurance, the cost of which and any fees, costs or deductibles associated therewith shall be borne solely by Buyer. Any R&W Insurance so obtained shall contain a customary comprehensive waiver of subrogation rights by the insurer thereunder, other than in the case of Fraud, and Buyer will give the Company at least three (3) Business Days to review such waiver of subrogation rights and comment thereon (with such comments considered in good faith by Buyer and such insurer) prior to binding any such R&W Insurance. Buyer acknowledges and agrees that, except in the case of Fraud, following the Closing, Buyer's sole recourse for any claim or liability with respect to any representation or warranty contained in this Agreement (including the Company Disclosure Schedule and the certificates delivered pursuant hereto) shall be such recovery, if any, against any such R&W Insurance.

ARTICLE IX
TERMINATION

SECTION 9.1   Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a)   by the Company or Buyer in writing, if there shall be any order, injunction or decree of any Governmental Entity that prohibits either party from consummating the transactions contemplated hereby and such order, injunction or decree shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(a) shall have performed in all material respects its obligations under Section 5.4;

(b)   by the Company or Buyer in writing, if the Closing has not occurred on or prior to the one year anniversary of the date hereof (the "Outside Date"); provided, that the party seeking to terminate this Agreement has not materially breached this Agreement in a manner that contributed materially to the failure of the Closing to occur on or prior to such date;

(c)   by the Company, in writing, if a breach of any provision of this Agreement that has been committed by Buyer would cause the failure of a condition to Closing set forth in Section 7.3(a) or Section 7.3(b) and such breach is not capable of being cured before the Outside Date or is not cured within thirty (30) Business Days after Buyer receives written notice from the Company identifying such breach and stating that the Company intends to terminate this Agreement pursuant to this Section 9.1(c); provided, that the Company is not then in material breach of its obligations under this Agreement

(d)   by Buyer, in writing, if a breach of any provision of this Agreement that has been committed by the Company would cause the failure of a condition to Closing set forth in Section 7.2(a) or Section 7.2(b) and such breach is not capable of being cured before the Outside Date or is not cured within thirty (30) Business Days after the Company receives written notice from Buyer that Buyer intends to terminate this Agreement pursuant to this Section 9.1(d); provided, that Buyer is not then in material breach of its obligations under this Agreement;

(e)   by the Company in writing, if (i) all of the conditions to Buyer's obligations under this Agreement set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, provided that such conditions are then capable of being satisfied), (ii) the Company has confirmed in writing to Buyer that (A) all of the conditions to the Company's obligations under this Agreement set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, provided that such conditions are then capable of being satisfied at the Closing) or that the Company is willing to irrevocably waive any such conditions that remain unsatisfied and (B) the Company is ready, willing and able to proceed with the Closing and (iii) Buyer fails to comply with its obligations under Article II to consummate the Closing by the later of (A) two (2) Business Days after the date of delivery of the written confirmation contemplated by the foregoing clause (ii) and (B) the time specified in Section 2.2; or

(f)   by mutual written agreement of the Company and Buyer.

SECTION 9.2   Effect of Termination; Damages. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become null and void and of no further force and effect without liability of either party (or any Representative of such party) to the other party to this Agreement; provided, that (a) subject to this Section 9.2, no such termination shall relieve a party from liability for any Fraud or Willful Breach of this Agreement and (b) Section 1.1, Section 5.5, this Section 9.2 and Article X shall survive termination. For the avoidance of doubt, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms. Notwithstanding anything to the contrary in this Agreement, solely in the event that the Closing does not occur, the maximum aggregate liability of Buyer, the Equity Provider or any of their respective Affiliates or Representatives, for any liability suffered as a result of any breach of this Agreement (including any Willful Breach) or the Equity Commitment Letter, or the failure of the transactions contemplated hereby or thereby to be consummated, or in respect of any representation made or alleged to have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, shall not exceed and shall be limited to the Purchase Price plus any Enforcement Costs, and in no event shall the Company seek to, and the Company shall cause its Affiliates and its and their respective Representatives not to seek to, recover any money damages (including consequential, indirect or punitive damages) in excess of the Purchase Price (plus any Enforcement Costs) in respect of any such breach, failure or representation. In furtherance and not in limitation of the foregoing, solely in the event that the Closing does not occur and the Company commences an Action seeking specific performance and/or monetary damages for any breach of this Agreement (including any Willful Breach) or the Equity Commitment Letter, or the failure of the transactions contemplated hereby and thereby to be consummated, and receives an award of specific performance and/or monetary damages in respect thereof from a Chosen Court, then, Buyer shall pay or cause to be paid to the Company its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys' fees) incurred in connection with such Action, net of all costs and expenses included in such award of monetary damages, not to exceed $5,000,000 in the aggregate (such costs and expenses, "Enforcement Costs").

ARTICLE X
GENERAL PROVISIONS

SECTION 10.1   Fees and Expenses. Except as otherwise expressly provided in this Agreement, whether or not the purchase and sale of the Purchased Shares is consummated, each party shall pay its own Transaction Expenses incident to preparing for, entering into and carrying out the Transaction Agreements and the consummation of the transactions contemplated thereby. Notwithstanding anything to the contrary in this Agreement, Buyer shall pay, when due, and be responsible for, any sales, use transfer, documentary, stamp, recording, value added, conveyance, goods and services or similar Taxes and fees imposed on or payable in connection with the transfer and sale of the Purchased Shares pursuant to this Agreement.

SECTION 10.2   Notices.   All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by e-mail if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, provided that no "error" message or other notification of non-delivery is generated, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Buyer, to:

Bain Capital Prairie, LLC
200 Clarendon Street
Boston, MA 02116
Attention: Matt Popoli; Kase Jubboori
Email: [***]; [***]

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, New York 10001
Attention: Nicholas F. Potter; Katherine Durnan Taylor
Email: [***]; [***]

if to the Company, to:

Lincoln National Corporation
150 N Radnor Chester Rd
Radnor, PA 19087
Attention: Christopher Neczypor; Craig Beazer
Email: [***]; [***]

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Email: [***]

and

Email: [***]

SECTION 10.3   Interpretation. When reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. All references herein to any agreement, instrument, statute, rule or regulation are to the agreement, instrument, statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation including any successor to said section. Disclosure of any item in the Company Disclosure Schedule shall not be deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that occurrence or non-occurrence of any change or effect related to such item has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Whenever the words "hereof," "hereto," "hereby," "herein" and "hereunder" and words of similar import are used in this Agreement, they shall be deemed to refer to this Agreement as a whole and not to any particular provision of this Agreement unless explicitly stated otherwise. Whenever the word "or" is used in this Agreement, it shall not be exclusive unless the context clearly requires otherwise. Whenever the word "extent" in the phrase "to the extent" is used in this Agreement, it shall be deemed to mean the degree to which a subject or other thing extends and shall not mean simply "if." Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. Whenever the word "Dollars" or the "$" sign appear in this Agreement, they shall be construed to mean United States Dollars, and all transactions under this Agreement shall be in United States Dollars. This Agreement has been fully negotiated by both parties and shall not be construed by any Governmental Entity against either party by virtue of the fact that such party was the drafting party.

SECTION 10.4   Entire Agreement; Third Party Beneficiaries.   This Agreement (including all Exhibits and Schedules (including the Company Disclosure Schedule) hereto, each of which is incorporated herein), the Confidentiality Agreement, the Equity Commitment Letter and the other Transaction Agreements constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement. Except as otherwise expressly provided in this Article X, this Agreement is not intended to confer upon any Person other than the parties to this Agreement any rights or remedies.

SECTION 10.5   Governing Law. This Agreement and any dispute arising hereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws, to the extent such principles or rules are not mandatorily applicable by statute and would permit or require the application of the laws of another jurisdiction.

SECTION 10.6   Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by either party without the prior written consent of the other party, and any such assignment that is not consented to shall be null and void; provided that Buyer may, without the prior written consent of the Company, assign its rights and interests, and delegate its obligations, under this Agreement and the Equity Commitment Letter to an Affiliate thereof; provided, however, that no such assignment or delegation shall (i) relieve Buyer of its obligations hereunder or (ii) impair or delay, or be reasonably likely to impair or delay, the consummation of the transactions contemplated hereby. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 10.7   Jurisdiction; Enforcement.

(a)   Each party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery or, if the Delaware Court of Chancery lacks subject matter jurisdiction, any Federal court located in the State of Delaware (a "Chosen Court"), for purposes of enforcing this Agreement or determining any claim arising from or related to the transactions contemplated by this Agreement. In any such action, suit or other proceeding, each party irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claim that it is not subject to the jurisdiction of any such Chosen Court, that such action, suit or other proceeding is not subject to the jurisdiction of any such Chosen Court, that such action, suit or other proceeding is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper; provided, that nothing set forth in this sentence shall prohibit a party from removing any matter from one Chosen Court to another Chosen Court. Each party also agrees that any final and unappealable judgment against a party in connection with any action, suit or other proceeding will be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment will be conclusive evidence of the fact and amount of such award or judgment. Any process or other paper to be served in connection with any action or proceeding under this Agreement shall, if delivered or sent in accordance with Section 10.2, constitute good, proper and sufficient service thereof.

(b)   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, without the necessity of posting bond or other undertaking, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Agreement, this being in addition (subject to the terms of this Agreement) to any other remedy to which such party is entitled at law or in equity. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives any defense or counterclaim, that there is an adequate remedy at law. The parties further agree that (i) by seeking any remedy provided for in this Section 10.7(b), a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement and (ii) nothing contained in this Section 10.7(b) shall require a party to institute any action for (or limit such party's right to institute any action for) specific performance under this Section 10.7(b) before exercising any other right under this Agreement.

(c)   Notwithstanding anything to the contrary in this Agreement, the Company acknowledges and agrees that (i) it shall be entitled to seek specific performance of Buyer's obligations to cause the Damages Commitment (as defined in the Equity Commitment Letter) under the Equity Commitment Letter to be funded to Buyer if and only if and to the extent the Company is expressly permitted to do so by, and subject to the limitations set forth in, the Equity Commitment Letter, and (ii) no Person (other than the Company, as an express third party beneficiary to the extent provided in the Equity Commitment Letter, and Buyer) shall have any right to seek or obtain specific performance of the Closing Commitment (as defined in the Equity Commitment Letter) thereunder. For the avoidance of doubt, (x) in no event shall the exercise of the Company's right to seek specific performance pursuant to this Section 10.7(c) reduce, restrict or otherwise limit the Company's right to terminate this Agreement pursuant to Section 9.2 and be paid monetary damages and any other amounts pursuant to this Agreement (subject in each case to Section 9.2); provided, that under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in the Closing occurring pursuant to Article II and the payment of monetary damages pursuant to Section 9.2 (except for any Enforcement Costs required to be paid by Buyer pursuant to Section 9.2).

(d)   EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO OTHER PARTY OR REPRESENTATIVE, AGENT OR ATTORNEY THEREOF HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7(C).

SECTION 10.8   Severability; Amendment; Waiver.

(a)   Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(b)   This Agreement may be amended or a provision hereof waived only by a written instrument signed by each of Buyer and the Company.

(c)   No delay on the part of a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of a party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

SECTION 10.9   Certain Limitations.

(a)   With respect to any estimation, valuation, appraisal, projection or forecast made available to Buyer, its Affiliates or their respective Representatives with respect to the Company and the Company Subsidiaries, Buyer acknowledges and agrees that (i) there are uncertainties inherent in attempting to make such estimations, valuations, appraisals, projections and forecasts, (ii) it is familiar with such uncertainties, (iii) it is not acting and has not acted in reliance on any such estimation valuation, appraisal, projection or forecast, (iv) such estimations, valuations, appraisals, projections and forecasts are not and shall not be deemed to be representations or warranties of the Company or any of the Company Subsidiaries and (v) it shall have no claim against any Person with respect to any such valuation, appraisal, projection or forecast.

(b)   Other than the representations and warranties expressly set forth in this Agreement (or the certificates delivered pursuant hereto) or the other Transaction Agreements, neither the Company nor any other Person makes any express or implied representation or warranty hereby or otherwise under this Agreement or any other Transaction Agreement as to the future experience, success or profitability of the Company or the Company Subsidiaries, whether or not conducted in a manner similar to the manner in which the business of the Company and the Company Subsidiaries was conducted prior to the Closing, or that the reserves held by or on behalf of any the Company or any Company Subsidiaries or the assets supporting such reserves have been or will be adequate or sufficient for the purposes for which they were established or that the reinsurance recoverables taken into account in determining the amount of such reserves will be collectible.

(c)   Buyer further acknowledges and agrees that it (i) is a sophisticated party and understands the merits and risks of consummating the transactions contemplated by this Agreement and the other Transaction Agreements, (ii) has made its own inquiry and investigation into, has completed to its satisfaction its own due diligence investigation of, and, based thereon and on the representations and warranties expressly set forth in this Agreement (or the certificates delivered pursuant hereto) of the other Transaction Agreements, has formed an independent judgment concerning the Company, the Company Subsidiaries and their businesses, (iii) has been furnished or provided access to such information and documents about the Company, the Company Subsidiaries and their businesses and the operations thereof or otherwise as it has deemed necessary to enable it to form such independent judgment, (iv) has had such time as it deems necessary and appropriate fully and completely to review and analyze such information, documents and other materials and (v) has been provided an opportunity to ask questions of the Company and the Company with respect to such information, documents and other materials and has received answers to such questions that it considers satisfactory. Buyer further acknowledges and agrees that none of the Company or any of the Company Subsidiaries, nor any other Person not a party to this Agreement, is making or has made any representations or warranties, express or implied, as to the accuracy or completeness of, and that Buyer and its Affiliates have made their investment decision with respect to the acquisition of the Purchased Shares without reliance upon any such information, documents and other materials, and hereby expressly disclaim any such representations or warranties or any reliance thereon, other than the representations and warranties expressly set forth in this Agreement (or the certificates delivered pursuant hereto) or the other Transaction Agreements.

SECTION 10.10 Non-Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against, the Persons that are expressly identified as parties to this Agreement in their capacities as parties to this Agreement, or other Transaction Agreement or the Equity Commitment Letter in their capacities as parties to such agreements (and, for avoidance of doubt, with respect to claims against the Persons expressly identified as parties to the Equity Commitment Letter, subject to the terms of Section 3 of the Equity Commitment Letter), and no non-party shall have any liability for any obligations or liabilities of the parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or thereby or in respect of any representations, warranties or statements made or alleged to be made in connection herewith or therewith (except to the extent such Person is expressly identified as a party to such other agreement). Without limiting the rights of either party against the other party, in no event shall either party, or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages for breach of this Agreement from, any non-party, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by the enforcement of any assessment or by any legal or equitable proceeding. The non-parties specified above shall be express third-party beneficiaries of this Section 10.10.

SECTION 10.11   No Offset. No party to this Agreement may offset any amount due to any other party or any of such other party's Affiliates against any amount owed or alleged to be owed from such other party or its Affiliates under this Agreement or any other Transaction Agreement without the written consent of such other party.

SECTION 10.12 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Each party may deliver its signed counterpart of this Agreement to the other party by means of electronic mail or any other electronic medium utilizing image scan technology, and such delivery will have the same legal effect as hand delivery of an originally executed counterpart.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the Company and Buyer have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

LINCOLN NATIONAL CORPORATION

By: /s/ Christopher Neczypor
Name: Christopher Neczypor
Title: Executive Vice President and Chief Financial Officer

BAIN CAPITAL PRAIRIE, LLC

By: Bain Capital Prairie Holdings, LP,
its sole member

By: Bain Capital Prairie Holdings (GP),
LLC,
its general partner

By: /s/ Matthew Popoli
Name: Matthew Popoli
Title: Authorized Signatory

Exhibit B

<u>Registration Rights</u>

[separately attached]

Exhibit B

Registration Rights

ARTICLE I

ADDITIONAL DEFINITIONS

Section 1.01. Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement; Sections and Articles referenced herein are references to the Sections and Articles of this Exhibit except as otherwise expressly indicated. As used in and for purposes of this Exhibit B, the following terms have the following meanings:

"415 Shelf Registration Statement" means a Form S-3 providing for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act.

"Automatic Shelf Registration Statement" means an "automatic shelf registration statement" as defined in Rule 405 promulgated under the Securities Act.

"Demand Notice" has the meaning set forth in Section 2.02(a).

"Demand Registration" has the meaning set forth in Section 2.02(a).

"Demand Shareholders" has the meaning set forth in Section 2.02(a).

"Equity Interests" means the Purchased Shares and any securities into which the Purchased Shares shall have been converted or exchanged or any securities resulting from any reclassification or recapitalization of the Purchased Shares.

"FINRA" means the Financial Industry Regulatory Authority.

"Indemnified Party" has the meaning set forth in Section 2.11(c).

"Indemnified Persons" has the meaning set forth in Section 2.11(a).

"Indemnifying Party" has the meaning set forth in Section 2.11(c).

"Inspectors" has the meaning set forth in Section 2.06(a)(viii).

"Lockup Termination Date" means the date on which Buyer is first able to Transfer Purchased Shares in accordance with Section 6.3 of the Agreement.

"Losses" means losses, claims, awards, judgments, damages, liabilities and expenses (including reasonable attorney fees and expenses).

"Marketed Underwritten Offering" means an Underwritten Offering that involves (i) one-on-one meetings or calls between investors and management of the Company, (ii) a customary roadshow or other marketing activity or group meetings or calls between investors and or (iii) any other substantial marketing effort by the underwriters over a period of at least twenty-four (24) hours.

"Piggyback Registration" has the meaning set forth in Section 2.03.

"Prospectus" means the prospectus (including any preliminary prospectus and any final prospectus) included in any Registration Statement, as amended or supplemented by any free writing prospectus, whether or not required to be filed with the SEC, prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement and by all other amendments and supplements to the prospectus, and all material incorporated by reference in such prospectus.

"Records" has the meaning set forth in Section 2.06(a)(viii).

"Registrable Securities" means the Purchased Shares Beneficially Owned by a Shareholder at any time in accordance with the terms and conditions of the Agreement; provided, however, that any such Purchased Shares or Equity Interests shall cease to be Registrable Securities if and when (x) they have been registered under the Securities Act and disposed of in accordance with an effective Registration Statement covering them or (y) they have been sold pursuant to Rule 144.

"Registration Statement" means any registration statement of the Company that covers Registrable Securities pursuant to the provisions of this Exhibit B, including the Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

"Rule 144" means Rule 144 promulgated under the Securities Act or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

"Rule 405" means Rule 405 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

"Shareholder" means the Buyer and any Permitted Transferee.

"Shareholder Information" has the meaning set forth in Section 2.11(b).

"Shelf Registration Statement" means an Automatic Shelf Registration Statement or a 415 Shelf Registration Statement.

"Suspension Period" has the meaning set forth in Section 2.08(a).

"Underwriter" means, with respect to any Underwritten Offering, a securities dealer who purchases any Registrable Securities as a principal in connection with a distribution of such Registrable Securities.

"Underwriter's Lockup" has the meaning set forth in Section 2.07(c).

"Underwritten Offering" means a public offering of securities registered under the Securities Act in which an Underwriter participates in the distribution of such securities.

"Underwritten Offering Limitations" has the meaning set forth in Section 2.01(d).

"WKSI" has the meaning set forth in Section 2.01(a).

ARTICLE II

REGISTRATION RIGHTS

Section 2.01.   Shelf Registration.

(a)   Filing. Subject to Section 2.08,

(i)   if on the Lockup Termination Date, the Company is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act) (a "WKSI"), the Company shall file (or shall have in effect as of such time), on the Lockup Termination Date (or if the Lockup Termination Date is not a Business Day, then the next Business Day after the Lockup Termination Date), an Automatic Shelf Registration Statement useable for the resale of Registrable Securities under the Securities Act from and after the Lockup Termination Date, in accordance with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, that covers all of the Registrable Securities. Such Automatic Shelf Registration Statement shall contain any intended method of distribution of the Shares specified in writing by any Shareholder and contemplated hereby or, if the Company has in effect as of such time an Automatic Shelf Registration Statement useable for the resale of Registrable Securities under the Securities Act, the Company shall file a prospectus supplement thereto containing such intended method of distribution.

(ii)   if on the Lockup Termination Date, the Company is not a WKSI but is eligible to file a 415 Shelf Registration Statement, the Company shall file, as promptly as practicable on the Lockup Termination Date (or if the Lockup Termination Date is not a Business Day, then the next Business Day after the Lockup Termination Date), a 415 Shelf Registration Statement useable for the resale of Registrable Securities under the Securities Act from and after the Lockup Termination Date, in accordance with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, that covers all of the Registrable Securities and shall use its reasonable best efforts to cause such 415 Shelf Registration Statement to become effective under the Securities Act as promptly as practicable following filing. Such 415 Shelf Registration Statement shall contain any intended method of distribution of the Shares specified in writing by any Shareholder and contemplated hereby.

(b)   Continued Effectiveness. Until the earlier of (i) such time as all Registrable Securities cease to be Registrable Securities or (ii) the Company is no longer eligible to maintain a Shelf Registration Statement, the Company shall keep current and effective any Shelf Registration Statement filed pursuant to Section 2.01(a), and file such supplements or amendments to such Shelf Registration Statement as may be necessary or appropriate in order to keep such Shelf Registration Statement continuously effective and useable for the resale of

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Registrable Securities under the Securities Act. In the event that the Company is no longer eligible to maintain a Shelf Registration Statement, the Company shall provide written notice to the Shareholders of such ineligibility within two (2) Business Days of the date on which the Company becomes aware of such ineligibility. The Company shall use reasonable best efforts to cause the Registrable Securities to be qualified for trading on any securities exchange on which the Common Stock is listed or quoted.

(c)   Use of Shelf Registration Statement. Following the Lockup Termination Date, each Shareholder shall have the right to use any Shelf Registration Statement then effective to Transfer all or a portion of its Registrable Securities (i) in an unrestricted number of brokered transactions and (ii) Underwritten Offerings in accordance with Section 2.01(d); provided that if and for so long as the Observer or the Buyer Designee is observing or serving on the Board, no Shareholder shall use any Shelf Registration Statement to Transfer any of its Registrable Securities except during an open window period (as defined in the Company's Insider Trading and Confidentiality Policy in effect as of such time).

(d)   Underwritten Offerings pursuant to Shelf Registration Statement. Upon the receipt by the Company of a written request from any Shareholder that desires to sell Registrable Securities in an Underwritten Offering pursuant to a Shelf Registration Statement, the Company shall give written notice of such request to all other Shareholders, which notice shall be given in any event within three (3) Business Days of the date on which the Company received the initial request. Any other Shareholders that desire to sell Registrable Securities in such Underwritten Offering shall give written notice to the Company within five (5) Business Days after the date the Company gave such other Shareholders notice of the initial request specifying the number of Registrable Securities proposed by such Shareholder to be included in such Underwritten Offering. A Shareholder may change the number of Registrable Securities proposed to be offered in any such Underwritten Offering at any time prior to commencement of such offering so long as such change would not materially adversely affect the timing or success of such Underwritten Offering. The Company shall cooperate with such Shareholders and any Underwriter in effecting an Underwritten Offering pursuant to the Shelf Registration Statement as promptly as reasonably practicable with respect to all such Registrable Securities, subject to the following limitations and conditions with respect to Underwritten Offerings (the "Underwritten Offering Limitations"):

(i)   The Company shall not be required to effect more than two (2) (x) Underwritten Offerings, (y) Demand Registrations pursuant to Section 2.02 or (z) a combination thereof, of which no more than one (1) of the foregoing may be a Marketed Underwritten Offering.   The Company shall not be required to effect any Underwritten Offerings or Demand Registrations pursuant to Section 2.02 following the Exercise Date (as defined in Exhibit B to the Financing Letter Agreement).

(ii)   The Company shall not be required to effect any Underwritten Offering within ninety (90) days after another Underwritten Offering.

(iii)   The Company shall not be required to effect any Underwritten Offering unless (x) the aggregate net proceeds expected to be received from the sale of Registrable

Securities in such offering is at least $50 million or (y) all remaining Registrable Securities owned by the Shareholder are included in such Underwritten Offering.

(iv)   The relevant Shareholders shall be entitled to select one or more nationally recognized investment banking firms to serve as lead Underwriter(s) and any additional Underwriters in connection with any Underwritten Offering; provided that except with respect to any block trade or bought deal, any such lead or additional Underwriter must be reasonably acceptable to the Company.

(e)   Effect on Demand Registration Obligations. The provisions of Section 2.02 shall not apply at any time the Company is eligible to file and maintain the effectiveness of a Shelf Registration Statement.

Section 2.02.   Demand Registration.

(a)   Demand by Shareholders. If at any time after the Lockup Termination Date and prior to the Company effecting two (2) Underwritten Offerings pursuant to Section 2.01(d), the Company is no longer eligible to use a Shelf Registration Statement, within forty-five (45) days after the written request of Shareholders holding a majority of the Registrable Securities then held by the Shareholders to register the resale of a specified amount of the Registrable Securities under the Securities Act pursuant to an Underwritten Offering (a "Demand Notice"), the Company shall (i) give written notice of such request to all other Shareholders (which notice shall be given in any event within three (3) Business Days of the date on which the Company received the applicable Demand Notice) and will use its reasonable best efforts to register, in accordance with the provisions of this Exhibit B, all Registrable Securities that have been requested to be registered in the Demand Notice or by any other Shareholders by written notice to the Company given within five (5) Business Days after the date the Company gave such other Shareholders notice of the Demand Notice (collectively, the "Demand Shareholders") and (ii) shall file a Registration Statement, on an appropriate form which the Company is then eligible to use, to register the resale of such Registrable Securities in an Underwritten Offering (each such registration, a "Demand Registration"). Each Demand Notice will specify the number of Registrable Securities proposed to be offered for sale. The Demand Shareholders may change the number of Registrable Securities proposed to be offered pursuant to any Demand Registration at any time prior to commencement of the offering so long as such change would not materially adversely affect the timing or success of the offering. Subject to Section 2.05 and with the written consent of Shareholders holding a majority of the Registrable Securities included in the Demand Registration (such consent not to be unreasonably withheld), the Company may include in any registration effected pursuant this Section 2.02 any securities for its own account or for the account of holders of Common Stock (other than the Shareholders).

(b)   Effective Registration. The Company shall use its reasonable best efforts to (i) cause any Registration Statement filed in connection with a Demand Registration to be declared effective (unless it becomes effective automatically upon filing) as promptly as practicable after the filing thereof with the SEC and (ii) keep such Registration Statement current and effective for a period of not less than ninety (90) days after the effective date thereof. The Company further agrees to supplement or make amendments to each such Registration Statement as may be necessary to keep such Registration Statement effective for the period referred to in clause (ii) above, including (A) to respond to the comments of the SEC, if any, (B) as may be required by the registration form utilized by the Company for such Registration Statement or by the instructions to such registration form, (C) as may be required by the Securities Act or (D) as may be reasonably requested in writing by the Demand Shareholders or any Underwriter and reasonably acceptable to the Company.

(c)   Limitations. The Company's obligations in this Section 2.02 shall be subject to the Underwritten Offering Limitations. If and for so long as the Observer or the Buyer Designee is observing or serving on the Board, no Shareholder shall use any Registration Statement filed in connection with a Demand Registration to Transfer any of its Registrable Securities except during an open window period (as defined in the Company's Insider Trading and Confidentiality Policy in effect as of such time).

Section 2.03.   Piggyback Registration. If at any time after the Lockup Termination Date and in addition to the Shareholders' rights in Section 2.01 and Section 2.02, the Company proposes to file a registration statement under the Securities Act or consummate an Underwritten Offering with respect to an offering of Equity Interests for (a) the Company's own account (other than a Registration Statement on Form S-4 or S-8 (or any substitute form that may be adopted by the SEC)) or (b) the account of any holder of Common Stock (other than a Shareholder), then the Company shall give written notice of such proposed filing or Underwritten Offering to the Shareholders as soon as practicable (but in no event less than five (5) Business Days before the anticipated filing date). Upon a written request given by any Shareholders to the Company within three (3) Business Days after delivery of any such notice by the Company, to include Registrable Securities in such registration or Underwritten Offering, as applicable (which request shall specify the number of Registrable Securities proposed to be included in such registration or Underwritten Offering, as applicable), the Company shall, subject to the following proviso, include all such requested Registrable Securities in such registration or Underwritten Offering, as applicable, on the same terms and conditions as applicable to the Company's or such holder's shares of Common Stock (a "Piggyback Registration"); provided, however, that if at any time after giving written notice of such proposed filing or Underwritten Offering, as applicable, and prior to the effective date of the Registration Statement filed in connection with such registration, or the consummation of such Underwritten Offering, as applicable, the Company shall determine for any reason not to proceed with the proposed registration or disposition, as applicable, of the Equity Interests, then the Company may, at its election, give written notice of such determination to such Shareholders and, thereupon, will be relieved of its obligation to register any Registrable Securities in connection with such registration, or dispose of any Registrable Securities in connection with such Underwritten Offering, as applicable. Such Shareholders shall, subject to Section 2.06(b), enter into a customary underwriting agreement with the Underwriter or Underwriters selected by the Company with respect to any Registrable Securities sold by such Shareholders pursuant to this Section 2.03. No registration of Registrable Securities effected pursuant to a request under this Section 2.03 shall relieve the Company of its obligations under Section 2.01 or Section 2.02.

Section 2.04.   Withdrawal of Request for Underwritten Offering or Demand Registration. A Shareholder will be permitted to withdraw a request for an Underwritten Offering pursuant to a Shelf Registration Statement or a request for a Demand Registration or request the removal of any Registrable Securities held by it from any such request at any time without having to reimburse the Company for any expenses; <u>provided</u> that should Shareholders holding a majority of the Registrable Securities that previously made such request withdraw such request, each such withdrawing Shareholder shall promptly reimburse the Company for the reasonable out of pocket expenses incurred by the Company in connection with such request on a pro rata basis in accordance with the number of Registrable Securities that each such Shareholder originally intended to be offered. Such withdrawal request will not count as a request for an Underwritten Offering or Demand Registration for purposes of determining when future Underwritten Offerings or Demand Registrations may be requested by Shareholders pursuant to Section 2.01 or Section 2.02.

Section 2.05.   <u>Reduction of Size of Underwritten Offering</u>. Notwithstanding anything to the contrary contained herein, if the lead Underwriter(s) of an Underwritten Offering advises the Company in writing that, in its opinion the number of shares of Common Stock (including any Registrable Securities) that the Company, Shareholders and any other Persons intend to include in any Registration Statement or dispose of pursuant to any Underwritten Offering exceeds the number that can be sold without materially and adversely affecting the price at which the securities can be sold, then the number of shares of Common Stock to be included in the Registration Statement, or disposed of pursuant to such Underwritten Offering, as applicable, for the account of the Company, Shareholders and any other Persons will be reduced to the extent necessary to reduce the total number of securities to be included in any such Registration Statement or disposed of pursuant to such Underwritten Offering, as applicable, to the number recommended by such lead Underwriter(s); <u>provided</u>, <u>however</u>, that such reduction shall be made in accordance with the following priorities:

(a)   priority in the case of an Underwritten Offering pursuant to Section 2.01 or a Demand Registration pursuant to Section 2.02 will be (i) <u>first</u>, all Registrable Securities requested to be included in the Registration Statement, or disposed of pursuant to the Underwritten Offering or the Demand Registration, as applicable, for the account of the participating Shareholders pursuant to Section 2.01 or Section 2.02, pro rata on the basis of the aggregate number of Registrable Securities sought to be registered or disposed of by such Shareholders, (ii) <u>second</u>, any Common Stock proposed to be offered by the Company for its own account and (iii) <u>third</u>, pro rata among any other holders of shares of Common Stock requested to be registered, or disposed of, as applicable, so that the total number of shares of Common Stock to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter;

(b)   priority in the case of a registration statement or Underwritten Offering initiated by the Company for its own account which gives rise to a Piggyback Registration pursuant to Section 2.03 will be (i) <u>first</u>, Common Stock proposed to be offered by the Company for its own account, (ii) <u>second</u>, the Registrable Securities requested to be included in the Registration Statement, or disposed of pursuant to the Underwritten Offering, as applicable, for the account of the Shareholders pursuant to their registration rights under Section 2.03, pro rata on the basis of the aggregate number of Registrable Securities sought to be registered or disposed of by such Shareholders, and (iii) <u>third</u>, pro rata among any other holders of shares of Common Stock requested to be registered, or disposed of, as applicable, so that the total number of shares of Common Stock to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter; and

(c)   priority in the case of a registration statement or Underwritten Offering initiated by the Company for the account of holders of Common Stock other than the Shareholders pursuant to registration rights afforded to such holders pursuant to a contractual right with the Company which gives rise to a Piggyback Registration pursuant to Section 2.03 will be (i) <u>first</u>, pro rata among the holders of shares of Common Stock requesting the offering pursuant to such contractual right, (ii) <u>second</u>, Registrable Securities requested to be included in the Registration Statement, or disposed of, pursuant to the Underwritten Offering, as applicable, for the account of the Shareholders pursuant to their registration rights under Section 2.03, pro rata on the basis of the aggregate number of Registrable Securities sought to be registered or disposed of by such Shareholders, (iii) <u>third</u>, Common Stock or other capital stock offered by the Company for its own account and (iv) <u>fourth</u>, pro rata among any other holders of shares of Common Stock requested to be registered, or disposed of, as applicable, so that the total number of Common Stock to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead Underwriter.

Section 2.06.   <u>Registration Procedures</u>. (a) In connection with the registration of the sale of Registrable Securities pursuant hereto, the Company shall as promptly as reasonably practicable:

(i)   but no less than three (3) Business Days prior to the initial filing of a Registration Statement, furnish to the relevant Shareholders copies of such Registration Statement as it is proposed to be filed, and thereafter such copies of such Registration Statement as filed, each amendment and supplement thereto (in each case including all exhibits thereto, including each preliminary Prospectus), any agreement with Underwriters related to such offering and such other documents in such quantities as such Shareholders may reasonably request from time to time in order to facilitate the disposition of such Registrable Securities (including in connection with any Underwritten Offering), and give such Shareholders and their Representatives a reasonable opportunity to review and comment on the same prior to filing any such documents and shall reasonably consider any such comments, it being understood that the Company shall not file any such Registration Statement containing any statements with respect to the Shareholders or the "Plan of Distribution" relating to the Shareholders to which the Shareholders shall reasonably object in writing;

(ii)   cause the Company's Representatives to supply all information reasonably requested by the relevant Shareholders, any Underwriter or their respective Representatives in connection with the Registration Statement or Underwritten Offering that is customarily provided by issuers and their Representatives in connection with a registration statement or Underwritten Offering;

(iii)   use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or "blue sky" laws of such jurisdictions as the relevant Shareholders reasonably request; <u>provided</u>, <u>however</u>, that the Company shall in no event be required to (x) qualify generally to do business in any jurisdiction where it is not then so qualified, (y) subject itself to taxation in any jurisdiction where it is not otherwise then so subject, or (z) take any action that would subject it to general service of process in any jurisdiction where it is not then so subject (other than service of process in

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connection with such registration or qualification or any sale of Registrable Securities in connection therewith);

(iv)   notify the relevant Shareholders at any time when a Prospectus relating to Registrable Securities is required to be delivered under the Securities Act, of the happening of any event as a result of which the Company becomes aware that the Prospectus included in a Registration Statement or the Registration Statement or amendment or supplement relating to such Registrable Securities contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Company shall promptly prepare and file with the SEC a supplement or amendment to such Prospectus and Registration Statement so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus and Registration Statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v)   advise the Underwriter(s), if any, and the relevant Shareholders promptly in writing, of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Registrable Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes. If at any time the SEC shall issue any stop order suspending the effectiveness of the Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the qualification or exemption from qualification of the Registrable Securities under state securities or "blue sky" laws, the Company shall use its reasonable best efforts to obtain the withdrawal or lifting of such order as promptly as practicable;

(vi)   enter into customary agreements (including underwriting agreements) and use reasonable best efforts to take such other actions as are reasonably requested by the relevant Shareholders in order to expedite or facilitate the disposition of such Registrable Securities, including, subject to the provisions of Section 2.01(d)(i) with respect to Underwritten Offerings, preparing for and participating in a road show and other customary selling efforts as the Underwriters, if any, or such Shareholders reasonably request in order to expedite or facilitate such disposition;

(vii)   if requested by the relevant Shareholders or the Underwriter(s), if any, promptly include in any Registration Statement or Prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as such Shareholders and such Underwriter(s), if any, may reasonably request to have included therein, including information relating to the "Plan of Distribution" of the Registrable Securities, information with respect to the number of Registrable Securities being sold to such Underwriter(s), the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering, and make all required filings of such Prospectus supplement or post-effective amendment as promptly as practicable after the Company is notified of the matters to be included in such Prospectus supplement or post-effective amendment;

(viii)   except to the extent prohibited by applicable Law and subject to entry into a customary confidentiality agreement or arrangement, make available, after reasonable advance notice, for inspection by the relevant Shareholders, any Underwriter participating in any disposition of such Registrable Securities and any Representative for such Shareholders and/or such Underwriter (collectively, the "Inspectors"), during business hours at the offices where such information is normally kept, any financial and other records and corporate documents of the Company (collectively, the "Records") as will be reasonably necessary to enable them to conduct reasonable and customary due diligence with respect to the Company and the related Registration Statement and Prospectus; provided, however, that Records and information obtained hereunder will be used by such Inspectors only for purposes of conducting such due diligence;

(ix)   use its reasonable best efforts to obtain and deliver to each Underwriter and each such Shareholder in an Underwritten Offering a comfort letter from the independent registered public accounting firm for the Company (and additional comfort letters from the independent registered public accounting firm for any company acquired by the Company whose financial statements are included or incorporated by reference in the Registration Statement) in customary form and covering such matters as are customarily covered by comfort letters as such Underwriter and such Shareholders may reasonably request;

(x)   use its reasonable best efforts to obtain and deliver to each Underwriter and each such Shareholder in an Underwritten Offering a 10b-5 statement and legal opinion from the Company's external counsel in customary form and covering such matters as are customarily covered by 10b-5 statements and legal opinions delivered to Underwriters in Underwritten Offerings as such Underwriter and/or such Shareholders may reasonably request;

(xi)   otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and make available to its security holders, within the required time period, an earnings statement covering a period of twelve (12) months, beginning with the first fiscal quarter after the effective date of the Registration Statement relating to such Registrable Securities (as the term "effective date" is defined in Rule 158(c) under the Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder or any successor provisions thereto;

(xii)   provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after the effective date of such Registration Statement;

(xiii)   cooperate with such Shareholders and the lead Underwriter or Underwriters, if any, to facilitate the timely preparation and delivery of certificates or book-entry notations representing the Registrable Securities to be sold under the

Registration Statement in a form eligible for deposit with The Depository Trust Company not bearing any restrictive legends and not subject to any stop transfer order with any transfer agent, and cause such Registrable Securities to be issued in such denominations and registered in such names as the lead Underwriter or Underwriters, if any, may request in writing or, if not an Underwritten Offering, in accordance with the instructions of such Shareholders, in each case in connection with the closing of any sale of Registrable Securities;

(xiv) prior to the effective date of the applicable Registration Statement relating to the Registrable Securities, provide a CUSIP number for all Registrable Securities;

(xv) furnish to each such Shareholder and each Underwriter, if any, without charge, as many conformed copies as such Shareholder or Underwriter may reasonably request of the applicable Registration Statement and any amendment or post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

(xvi) make representations and warranties to such Shareholders and the Underwriters or agents, if any, in form, substance and scope as are customarily made by issuers in secondary offerings;

(xvii) use reasonable best efforts to cooperate with each such Shareholder and each Underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(xviii) use its reasonable best efforts to cause such Registrable Securities to be listed or quoted on the New York Stock Exchange or, if the Common Stock is not then listed on the New York Stock Exchange, then on such other securities exchange or national quotation system on which the Common Stock is then listed or quoted; and

(xix) take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of such Registrable Securities in accordance with the terms hereof.

(b) In connection with the Registration Statement relating to such Registrable Securities covering an Underwritten Offering, the Company and the relevant Shareholders agree to enter into a customary written agreement with the Underwriters selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement.

Section 2.07. <u>Conditions to Offerings</u>. (a) The obligations of the Company to take the actions contemplated by Section 2.01, Section 2.02, Section 2.03 and Section 2.06 with respect to an offering of Registrable Securities will be subject to the following conditions:

(i) The Company may require the relevant Shareholders to furnish to the Company such information regarding such Shareholders, the Registrable Securities or the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing, in each case to the extent reasonably required by the Securities Act and the rules and regulations promulgated thereunder, or under state securities or "blue sky" laws; and

(ii)   in any Underwritten Offering, the relevant Shareholders together with the Company and any other holders of the Company's securities proposing to include securities in such Underwritten Offering, will enter into a customary underwriting agreement in accordance with Section 2.06(b) with the Underwriter or Underwriters selected for such underwriting, as well as such other documents customary in similar offerings.

(b)   The Shareholders agree that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.06(a)(iv) or 2.06(a)(v) or a condition described in Section 2.08(a), the Shareholders will forthwith discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering the sale of such Registrable Securities until the Shareholder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 2.06(a)(iv) or notice from the Company of the termination of the stop order or Suspension Period.

(c)   Each Shareholder agrees that to the extent timely notified in writing by the Underwriters managing any Underwritten Offering by the Company of shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock, each such Shareholder that is participating in such Underwritten Offering shall agree (the "Underwriter's Lockup") not to Transfer any Shares without the prior written consent of the Company or such Underwriters during the period beginning seven (7) days before and ending ninety (90) days (or, in either case, such lesser period as may be permitted for all Shareholders by the Company or such managing Underwriter or Underwriters) after the effective date of the Registration Statement filed in connection with such Underwritten Offering. The Underwriter's Lockup shall provide that if all or a portion of the Shares of any Shareholder is released from an Underwriter's Lockup or all or a portion of the Shares of any other party who entered into a substantially similar agreement with the Underwriters in connection with such Underwritten Offering is released from such agreement, then the same percentage of the shares of each Shareholder shall be released from the Underwriter's Lockup.

Section 2.08.   Suspension Period.

(a)   Notwithstanding anything to the contrary contained in this Exhibit B, if the filing, initial effectiveness or continued use of (i) any Shelf Registration Statement for resales of Registrable Securities pursuant to Section 2.01 or Section 2.03 or (ii) any Registration Statement for resales of Registrable Securities pursuant to Section 2.02 or Section 2.03 at any time would, in the good faith judgment of the chief executive officer and chief financial officer of the Company after consultation with counsel to the Company, (A) materially adversely affect an offering of securities of the Company, (B) require the disclosure of material non-public information by the Company and the disclosure of such information during the period specified in such notice would be materially detrimental to the Company, (C) require the inclusion in such Shelf Registration Statement or Registration Statement, as applicable, of financial statements that are not reasonably available to the Company for reasons beyond the Company's control, the Company shall be entitled, from time to time, by providing prior written notice to the Shareholders, to require the Shareholders to suspend the use of the Prospectus included in any Shelf Registration Statement or to postpone the filing or suspend the use of any Registration Statement for a reasonable period of time not to exceed sixty (60) days in succession (or a longer period of time with the prior written consent of the Shareholders owning a majority of the Purchased Shares or Other Equity Interests), ninety (90) days in the aggregate in any one-year period or two (2) times in any one-year period (a "Suspension Period"). In the event of any such suspension pursuant to this Section 2.08(a), the Company shall furnish to the Shareholders a written notice setting forth the estimated length of the anticipated delay. The Company shall use reasonable best efforts to limit the length of any Suspension Period and shall notify the Shareholders promptly upon the termination of the Suspension Period. Notice of the commencement of a Suspension Period shall simply specify such commencement and shall not contain any facts or circumstances relating to such commencement or any material non-public information. The Company shall respond promptly to reasonable inquiry by a Shareholder as to such facts and circumstances. Upon notice by the Company to the Shareholders of any determination to commence a Suspension Period, the Shareholders shall keep the fact of any such Suspension Period strictly confidential, and during any Suspension Period, promptly halt any offer, sale, trading or transfer of any Common Stock pursuant to such Prospectus for the duration of the Suspension Period until (x) the Suspension Period has expired or, if earlier (y) the Company has provided notice that the Suspension Period has been terminated.

(b)   After the expiration of any Suspension Period and without any further request from a Shareholder, the Company shall as promptly as reasonably practicable prepare a Registration Statement or post-effective amendment or supplement to the applicable shelf Registration Statement or Prospectus, or any document incorporated therein by reference, or file any other required document if necessary so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the Prospectus will not include a material misstatement or omission or be not effective and useable for resale of Registrable Securities.

Section 2.09.   Registration Expenses. Subject to Section 2.04, all fees and expenses incurred by the Company in effecting any registration pursuant to this Article II, including all fees and expenses incurred in complying with securities or "blue sky" laws, printing expenses, any registration or filing fees payable under any federal or state securities or "blue sky" laws, the fees and expenses incurred in connection with any listing or quoting of the securities to be registered on any national securities exchange or automated quotation system, fees of FINRA, fees and disbursements of counsel for the Company, fifty percent (50%) of the fees and disbursements of one counsel representing the Shareholders (as determined by the Shareholders) (it being understood that if different Shareholders engage different counsel, the Company would only contribute towards one counsel's fees and disbursements) and fees and expenses of the Company's independent registered certified public accounting firm, will be borne by the Company; provided, however, that the Shareholders will bear and pay any underwriting discounts, fees, commissions and related fees and out of pocket expenses of any Underwriters and such Underwriters' counsel, transfer taxes, and any expenses required by applicable Law to be paid by a selling shareholder, in each case with respect to Registrable Securities offered for its account pursuant to any Registration Statement.

Section 2.10.   Rules 144 and 144A and Regulation S. The Company covenants that it will use reasonable best efforts to file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder and it will use reasonable best efforts to take any such further action as reasonably requested, all to the extent required from time to time to enable the Shareholders to sell Registrable Securities without Registration under the Securities Act within the limitation of the exemptions provided by (i) Rules 144, 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.

Section 2.11.   Indemnification; Contribution. (a) In connection with any registration of Registrable Securities or Underwritten Offering pursuant to Section 2.01, Section 2.02 or Section 2.03, the Company shall, without limitation as to time, indemnify, defend and hold harmless, to the fullest extent permitted by law, each Shareholder, its Affiliates, directors, officers, shareholders and employees and each Person who controls such Shareholders within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the "Indemnified Persons") from and against any and all Losses as incurred, arising out of or based upon any untrue or alleged untrue statement of material fact contained or incorporated by reference in any part of any Registration Statement or any Prospectus, including any amendment or supplement thereto, or other document incident to any such registration, qualification, or compliance, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, or any violation by the Company of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation thereunder applicable to the Company and relating to any action or inaction in connection with the related offering of Registrable Securities, and will reimburse each such Indemnified Persons for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such Loss; provided, however, that the Company shall not be required to indemnify any Indemnified Person for any such Loss arising out of or with respect to sales pursuant to the Registration Statement or Prospectus based upon Shareholder Information (as defined below).

(b)   In connection with any Registration Statement or Prospectus, the Shareholders who sell Registrable Securities pursuant to such Registration Statement or Prospectus will severally but not jointly indemnify, defend and hold harmless the Company, its directors, its officers, its employees and each Person, if any, who controls the Company (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as the foregoing indemnity from the Company to the Shareholders, but only with respect to information arising out of or based upon information furnished in writing by such Shareholder or on such Shareholder's behalf (in each case, in its capacity as a Shareholder), in either case for use in any Registration Statement or any Prospectus, including any amendment or supplement thereto, which the parties agree shall be limited to the information required by Items 7 and 8 of Form S-1 or Form S-3 ("Shareholder Information"); provided that the liability of such Shareholder shall be limited to the net proceeds received by such selling Shareholder from the sale of Registrable Securities covered by such Registration Statement.

(c)   In case any claim, action or proceeding (including any governmental investigation) is instituted involving any Person in respect of which indemnity may be sought pursuant to Section 2.11(a) or Section 2.11(b), such Person (the "Indemnified Party") will promptly notify the Person against whom such indemnity may be sought (the "Indemnifying Party") in writing and the Indemnifying Party shall be entitled to participate therein and, to the extent it shall wish, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party and will pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the failure or delay to give such notice shall not relieve the Indemnifying Party of its obligations pursuant to this Exhibit B except to the extent that such Indemnifying Party has been materially prejudiced by such failure or delay. In any such claim, action or proceeding, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to retain its own counsel, but the fees and expenses of such counsel will be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party have mutually agreed to the retention of such counsel, (ii) the Indemnifying Party fails to assume the defense of the claim, action or proceeding within fifteen (15) Business Days following receipt of notice from the Indemnified Party or (iii) the Indemnified Party and the Indemnifying Party are both actual or potential defendants in, or targets of, any such action and the Indemnified Party has been advised by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential conflicting interests between them. It is understood that the Indemnifying Party will not, in connection with any claim, action or proceeding or related claims, actions or proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one (1) separate firm of attorneys (in addition to a firm of local counsel) at any time for all such Indemnified Parties and that all such reasonable fees and expenses will be reimbursed as they are incurred. In the case of the retention of any such separate firm for the Indemnified Parties, such firm will be designated in writing by the Indemnified Parties. The Indemnifying Party will not be liable for any settlement of any claim, action or proceeding effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if such claim, action or proceeding is settled with such consent or if there has been a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any Loss by reason of such settlement or judgment. No Indemnifying Party will, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any pending or threatened proceeding in respect of which any Indemnified Party is seeking indemnity hereunder, unless such settlement includes (i) an unconditional release of such Indemnified Party from all liability in connection with such proceeding, (ii) no finding or admission of any violation of Law or any violation of the rights of any Person by the Indemnified Party or any of its Affiliates can be made as the result of such action and (iii) the sole relief (if any) provided is monetary damages that are reimbursed in full by the Indemnifying Party.

(d)   If the indemnification provided for in this Section 2.11 is unavailable to an Indemnified Party in respect of any Losses (other than in accordance with its terms), then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party, on the one hand, and Indemnified Party, on the other hand, shall be determined by reference to, among other things, whether any action in

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question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made (or omitted) by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The Parties agree that it would not be just and equitable if contribution pursuant to this Section 2.11 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 2.11(d), the amount any Shareholder will be obligated to contribute pursuant to this Section 2.11(d) will be limited to an amount equal to the net proceeds to such Shareholder from the Registrable Securities sold pursuant to the Registration Statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Shareholder has otherwise been required to pay in respect of such Loss or any substantially similar Loss arising from the sale of such Registrable Securities).

(e)   Notwithstanding anything to the contrary contained herein, no Person guilty of "fraudulent misrepresentation" (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(f)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an Underwritten Offering are more favorable to the Shareholders than the foregoing provisions, the provisions in the underwriting agreement shall control.

Section 2.12.   Termination. The provisions in this Exhibit B shall terminate with respect to each individual Shareholder on the first date when such Shareholder no longer holds any Registrable Securities.

Section 2.13.   No Waiver. Notwithstanding anything to the contrary contained herein, nothing in this Exhibit B shall be deemed an amendment or modification, or a waiver by the Company, of any restrictions on the Transfer of any Registrable Securities, including under Section 6.3 (*Transfer Restrictions*) of the Agreement.